BROOKFIELD PROPERTIES CORPORATION

RENEWAL ANNUAL INFORMATION FORM

MARCH 21, 2005

BROOKFIELD PROPERTIES CORPORATION

ANNUAL INFORMATION FORM – TABLE OF CONTENTS

Note Regarding Financial Information	i
Forward-Looking Statements	i
Corporate Structure	1
Name, Address and Incorporation	1
Intercorporate Relationships	1
History	2
General Development of the Business	3
Year Ended December 31, 2002	3
Year Ended December 31, 2003	3
Year Ended December 31, 2004	4
Recent Developments	5
Outlook for the Remainder of 2005	5
Business of Brookfield	6
Operating Strategy	6
Tenant Relationships	6
Tenant Installation Costs and Capital Expenditures	7
Development Operations	8
Asset Profile	8
Commercial Properties	8
Development Properties	9
Commercial Development and Infrastructure	9
Residential Development Land and Infrastructure	10
Commercial Property Debt	10
Primary Markets	12
Services Businesses	14
Employees	14
Company and Real Estate Industry Risks	15
Dividends and Dividend Policy	19
Description of Capital Structure	19
General Description of Capital Structure	19
Ratings	36
Market for Securities	37
Directors and Officers	39
Directors	39
Officers	40
Share Ownership	41
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	41
Legal Proceedings	41
Interest of Management and Others in Material Transactions	41
Auditors, Transfer Agent and Registrars	41
Audit Committee Information	42
Additional Information	43

Appendix A – Subsidiaries	44
Appendix B – Commercial Properties By Region	45
Appendix C – Audit Committee Charter	46

Note Regarding Financial Information

We prepare our annual audited consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in some cases, differ in certain respects from U.S. generally accepted accounting principles (“US GAAP”). For a discussion of these differences, together with a reconciliation of net income and shareholders’ equity to US GAAP, see Note 16 of the notes to our 2004 consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars, and unless otherwise indicated, all financial data set forth in this Annual Information Form (“AIF”) have been prepared in accordance with Canadian GAAP. In this AIF, all references to “US$” are to U.S. dollars and “C$” are to Canadian dollars and all references to “$” are in U.S. dollars unless otherwise stated. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2004.

Forward-Looking Statements

This AIF contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined under Canadian securities laws and regulations. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends, and which do not relate to historical matter, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by us with the securities regulators in Canada and the United States. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

i

CORPORATE STRUCTURE

Name, Address and Incorporation

Brookfield Properties Corporation was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. Our articles have been amended from time to time to change our capital structure and, to make the following name changes: Carena-Bancorp Holdings Inc. - Le Holding Carena-Bancorp Inc. (November 1978), Carena-Bancorp Inc. (January 1985), Carena Developments Limited (March 1989) and finally to Brookfield Properties Corporation (May 1996). Our articles were restated on September 5, 2002.

Our registered office is P.O. Box 770, Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. We operate head offices at BCE Place in Toronto and One Liberty Plaza in New York.

Intercorporate Relationships

Our principal subsidiaries and their respective jurisdictions of formation are set out below. All interests are 100 per cent ownership interests unless otherwise indicated.

We own our assets directly and indirectly through partnerships and equity investments, including: (i) a 100% common share interest in Brookfield Properties Ltd., an Ontario corporation, which primarily owns large Class A office properties located in Toronto; (ii) a 100% equity interest in Brookfield Properties (US) Inc., a Delaware corporation that in turn owns a 99.4% interest in Brookfield Financial Properties, L.P., a New York-based Delaware limited partnership which owns large Class A office properties, primarily in Lower and Midtown Manhattan, Boston and Washington, D.C. and a 100% equity interest in Brookfield Commercial Properties Inc., a Minnesota-based Delaware corporation that owns primarily office properties in Denver and Minneapolis; (iii) an 89% equity interest (representing 54.3% of the voting securities and 100% of the non-voting securities) in BPO Properties Ltd., a Canadian corporation that owns predominantly office properties in Toronto, Calgary and Vancouver; (vi) a 100% equity interest in Brookfield FMS Ltd. , an Alberta corporation which holds a 40% equity investment in BLJC Real Estate Services Inc., a property management company; and (v) a 100% equity interest in Brookfield Homes Holdings Ltd., a land development company. Our remaining principal subsidiaries are listed on Appendix A hereto.

Unless otherwise noted or the context otherwise indicates, references to “Brookfield” and “us” are to Brookfield Properties Corporation and our consolidated subsidiaries.

HISTORY

Brookfield was incorporated in the early 1920’s and has been active in various facets of the real estate business since the 1960’s. In 1990, a strategic decision was made to invest capital into the premier office property business in select, high-growth, supply-constrained markets in North America. This led to the acquisition of 47 million square feet of high-quality office properties and office development sites predominantly in New York, Toronto and Boston. The accumulation of these assets was completed through various corporate and property purchases since 1990, including three major portfolio acquisitions of approximately 10 million square feet respectively.

In 1990, we acquired 50% of a portfolio of office properties from BCE Inc. containing approximately 10 million square feet in Toronto, Denver and Minneapolis. In 1994, the interest in this portfolio was increased to 100%.

On November 21, 1996, we completed the acquisition of a 46% interest in Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”; formerly World Financial Properties, L.P.). World Financial Properties, L.P. owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of the World Financial Center, One Liberty Plaza, and 245 Park Avenue in Manhattan and 53 State Street in Boston. In April 1997, we acquired from an affiliate of the Canadian Imperial Bank of Commerce and Dragon Holdings Limited a further 24% interest in Brookfield Financial Properties for approximately $145 million in cash and the issuance of 2.9 million warrants of Brookfield. Following the acquisition, we owned a 70% interest in Brookfield Financial Properties. In June 1998, we increased our interest in Brookfield Financial Properties to 89% by purchasing from an affiliate of Citicorp Real Estate Inc. a 19% equity interest. The cost of the acquisition was $167 million. As partial consideration for the acquisition, we issued a $50 million 6% unsecured debenture convertible into 2,622,100 of our common shares.

On September 30, 1997, we purchased 14,582,252 common shares of BPO Properties Ltd. (“BPO Properties”, formerly Gentra, Inc.) for an aggregate purchase price of $190 million. The purchase price was satisfied by payment of $127 million in cash and 4,610,773 of our common shares. On completion of the transaction, we held approximately 43% of the outstanding common shares of BPO Properties. On September 30, 1997, we also entered into an agreement to purchase $36 million of Series R preferred shares of BPO Properties. On October 15, 1997, the Series R preferred shares were converted into common shares of BPO Properties, increasing our ownership to 45%.

On May 8, 1997, we completed an amalgamation transaction with Brookfield Homes Ltd. (“Brookfield Homes”) in which shareholders of Brookfield Homes received one common share of Brookfield for each 1.5 common shares of Brookfield Homes held. Prior to the amalgamation, public shareholders owned approximately 4% of the total shares outstanding in Brookfield Homes. On the amalgamation, we issued 784,435 additional common shares.

In addition to acquisitions of our own shares, we increased our interest in our subsidiaries through capital repurchases undertaken by BPO Properties and Carma Corporation (“Carma”). During 1999, BPO Properties, acquired 5.8 million of its own common shares at a price below net asset value for a total of $57 million, thereby increasing our equity interest to 52%. Subsequent to December 31, 1999, an additional 4 million common shares of BPO Properties were repurchased by BPO Properties for a total cost of $40 million, thereby increasing our equity interest in BPO Properties to 59%, 47% on a voting basis. On May 13, 1999, we also purchased 1,000,000 common shares of Carma. This purchase increased our equity interest in Carma to 35,395,499 common shares or approximately 82% of Carma’s issued and outstanding common shares. In June 2000, we acquired, through BPO Properties, a western Canadian office portfolio, consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of 3.5 million square feet of prime office, retail and parking space. The two projects include the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary as well as the Royal Centre in downtown Vancouver.

During 2000, we continued the consolidation of our subsidiaries through both normal course issuer bids and tender offers for the shares of Carma and BPO Properties that we did not already own. In September 2000, Carma was privatized through the issuance of 1.9 million common shares and the payment of $1 million in cash. Also in September 2000, the effective ownership of BPO Properties was increased to 85% through the issuance of 5.3 million common shares and the payment of $5 million in cash. We subsequently acquired an additional 2% of BPO Properties through capital repurchases, bringing our equity ownership interest in BPO Properties to 87% (47% on a voting basis).

On October 29, 2002, the board of directors approved the special distribution of our U.S. residential home building business, Brookfield Homes. As described in greater detail below, Brookfield Homes changed its name to Brookfield Homes Corporation and commenced trading on the NYSE under the symbol “BHS” on January 7, 2003.

GENERAL DEVELOPMENT OF THE BUSINESS

The significant events and conditions affecting our business during the last three financial years are summarized below. A number of these events and conditions are discussed in greater detail under the heading “Business of Brookfield” in this AIF.

Year-ended December 31, 2002

On March 12, 2002, we sold an undivided 50% interest in the Exchange Tower, a 1.1 million square foot office complex in downtown Toronto, to two Canadian pension funds. This transaction generated proceeds of approximately $55 million, net of non-recourse debt on the property.

On April 24, 2002, we completed a financing of the 300 Madison Avenue project which provided refinancing of the existing $300 million mortgage and additional funds to complete the development of the property. The financing was comprised of two series of pass-through certificates: the $400 million Series 2002 A-1 certificate with an average life of 20 years and a coupon of 7.262%, and the $160 million Series 2002 A-2 certificate funded through a commercial paper conduit facility and amortized over 10 years.

On August 1, 2002 we sold a 50% interest in the 2.7 million square foot Bankers Hall Complex in Calgary to British Columbia Investment Management Corporation. This transaction generated net proceeds of approximately $72 million, net of non-recourse debt on the property, based on a sale price of $193 million.

On September 6, 2002, we announced that we had acquired a 51% interest in Three World Financial Center in Lower Manhattan from Lehman Brothers Holdings for $158 million. The remaining 49% interest continues to be owned by American Express. We have the exclusive right to occupy 1.2 million square feet of space in Three World Financial Center. We intend to finance this 51% interest with non-recourse permanent financing upon securing tenants for the space.

On September 25, 2002, we issued C$200 million in Class AAA, Series F preference shares at a price of C$25.00 per share to yield 6% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The net proceeds were used to redeem C$200 million of Class AAA preference shares then outstanding with an average coupon of 8.75% held by Brascan Corporation. The Series F Preference Shares commenced trading on the TSX on September 25, 2002 under the symbol BPO.PR.F.

On October 29, 2002, the board of directors approved the special distribution of Brookfield’s U.S. residential home building business, Brookfield Homes. Brookfield Homes changed its name to Brookfield Homes Corporation and commenced trading on the NYSE under the symbol “BHS” on January 7, 2003. This transaction allowed us to focus on our core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in our U.S. residential home building operations by continuing as a shareholder or monetizing their investment. Our common shareholders of record on January 2, 2003, received a special distribution equivalent to one-fifth of each Brookfield share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of our common equity of $323 million, as approved by our shareholders on December 16, 2002 Brookfield did not retain any common share ownership of Brookfield Homes, however, we retained a $98 million subordinated note receivable maturing on December 31, 2005 which bears interest at 10% and which was repaid in full in 2003. At December 31, 2002, total assets of Brookfield Homes included in Brookfield’s assets were $879 million, an increase of $7 million over 2001 and $117 million over 2000. These assets were financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002.

On December 31, 2002, we acquired a further 3.5% of our New York and Boston assets owned through Brookfield Financial Properties for $60 million. This transaction brought our interest in Brookfield Financial Properties to approximately 98.5%.

During 2002, we repurchased 1,385,900 of our own common shares at an average price of $18.49 per share under our normal course issuer bid.

Year-ended December 31, 2003

In March 2003, we refinanced One World Financial Center with a $300 million, three-year first mortgage credit facility provided by Deutsche Bank Securities which is recourse to Brookfield. An additional $102 million of financing was obtained by Brookfield upon closing. The previous $402 million mortgage carried an interest rate of 7.51% and a maturity of November 2003. The new floating rate financing is set at LIBOR plus 2%, which translates to an initial coupon of approximately 3.34% based on then current rates.

In April 2003, we sold an interest in the retail and parking condominium at 100 Bloor Street West for $40 million to a foreign real estate investor.

In April 2003, we acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased our equity interest in BPO Properties from 87% to 89%. A wholly-owned subsidiary of Brookfield acquired these additional shares by issuing C$15.5 million of retractable preferred shares. These shares were retractable until April 25, 2005 for either cash or, at the option of the holder, 474,466 common shares of Brookfield and 94,893 common shares of Brookfield Homes, subject to certain adjustments. Thereafter, we extended an offer to acquire the balance of outstanding common shares of BPO Properties which we did not own. In June 2003, we withdrew our proposal to enter into a “Going Private Transaction” with BPO Properties due to the lack of support from enough minority shareholders. The retractable preferred shares were subsequently purchased from the holder thereof for C$22,952,781.60.

On June 12, 2003, we issued $110 million Class AAA of Series G preference shares at a price of $25.00 per share to yield 5.25% per annum. The Series G Preference Shares commenced trading on the TSX on June 12, 2003 under the symbol BPO.PR.U.

On September 4, 2003, we announced that we had agreed to sell a 49% interest in 245 Park Avenue, New York, New York to the New York State Teachers’ Retirement Program for approximately $438 million, including approximately $195 million in cash and the assumption by the purchaser of approximately $243 million in property-level debt. The sale closed on October 3, 2003. We retain a 51% interest in the property and will continue to manage and lease the property.

On October 15, 2003, we issued C$200 million Class AAA of Series H preference shares at a price of C$25.00 per share to yield 5.75% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series H Preference Shares commenced trading on the TSX on October 15, 2003 under the symbol BPO.PR.H.

On December 23, 2003, we announced the completion of the purchase of 1625 Eye Street, N.W. in Washington, D.C. from the Union Labor Life Insurance Company for $157.5 million.

On December 31, 2003, we issued C$200 million Class AAA of Series I preference shares at a price of C$25.00 per share to yield 5.20% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series I Preference Shares commenced trading on the TSX on December 31, 2003 under the symbol BPO.PR.I.

During 2003, we acquired a further 0.9% of our New York and Boston assets owned through Brookfield Financial Properties. This brought our interest in Brookfield Financial Properties to approximately 99.4%.

During 2003, we repurchased 5,006,700 of our own common shares at an average price of $21.10 per share under our normal course issuer bid.

In December 2003, we completed the 300 Madison Avenue development at 42nd Street in midtown Manhattan. On January 16, 2004 PricewaterhouseCoopers LLP entered into a sublease for 800,000 square feet of space from CIBC World Markets, which will occupy the balance of the building. The building rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal.

Year-ended December 31, 2004

On March 15, 2004, we completed a transaction with Cadwalader, Wickersham & Taft LLP to occupy 460,000 square feet at One World Financial Center in New York. The leasing transaction is one of the largest in Lower Manhattan since September 11, 2001.

On March 24, 2004, we completed the purchase of Edison Place, 701 9th Street, N.W. in Washington, D.C. from Wachovia Development Corporation for $167.1 million, including the assumption of $151.6 million of long-term non-recourse mortgage debt.

On March 31, 2004, we refinanced Republic Plaza in Denver with a $170 million ten-year mortgage at a fixed interest rate of 5.1%, representing a reduction of approximately 400 basis points from the prior fixed-rate mortgage.

On April 30, 2004, we issued C$200 million Class AAA of Series J preference shares at a price of C$25.00 per share to yield 5.00% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series J Preference Shares commenced trading on the TSX on April 30, 2004 under the symbol BPO.PR.J.

On September 24, 2004, we completed the acquisition of Potomac Tower, a 19-story office tower in Rosslyn, Virginia, located on the Potomac River directly across from Washington, D.C. The building was purchased from Deutsche Immobilien Fonds AG for $106 million. Potomac Tower measures 238,000 rentable square feet and has a 165,000 square foot eight-level parking garage with three below-grade and five above-grade levels.

On August 12, 2004, we financed 1625 Eye Street in Washington, D.C. with a $130 million ten-year mortgage at a fixed interest rate of 6.0%. The financing is comprised of a two-stage funding, with $74 million funded on the closing date and the remaining amount funded on December 20, 2004.

On September 2, 2004, we, acquired a $27 million, seven-year, 11.2% fixed rate mezzanine debt investment for the Bank of America Center, San Francisco’s premiere office property, which comprises the junior-most tier of a $750 million financing for the 1.78 million square foot tower

On October 22, 2004, we issued C$150 million Class AAA of Series K preference shares at a price of C$25.00 per share to yield 5.20% per annum. The Series K Preference Shares commenced trading on the TSX on October 22, 2004 under the symbol BPO.PR.K.

During 2004, we repurchased 1,409,900 of our own common shares at an average price of $30.54 per share under our normal course issuer bid.

Recent Developments

On February 9, 2005, our board of directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders will receive one Brookfield common share for each two common shares held. Fractional shares will be paid in cash at the prevailing market price. The stock dividend will be payable on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.

Outlook For The Remainder of 2005

As we enter the new year and plan our affairs for 2005, we are encouraged by the positive signs that we are seeing. In the supply-constrained markets in which we are primarily invested, we see an increase in tenant demand, particularly for high quality office properties such as the ones that we own.

Most economic indicators such as corporate profits, investment and gross domestic product are improving. Job growth data even suggests a modest recovery. Sustained job growth is, of course, the key to a bright future and, for the first time in four years, the economy is moving in the right direction. Internally, it is interesting to note that one quarter of our leasing activity during 2004, 855,000 square feet, was to our existing tenants looking to accommodate internal expansion. In contrast, we leased 300,000 square feet of expansion space to tenants in each of 2003 and 2002, a trend that may well indicate that businesses are again focusing on facilitating top-line growth.

As we begin to emerge from four years of tough market fundamentals, we are heartened by the fact that relative to past market cycles, the vacancy rates in our primary markets are significantly lower than at the same point in past cycles. Using the Manhattan market as an example, a market which represents 56% of Brookfield’s net operating income, the overall vacancy rate peaked at 18.5% at the bottom of the last cycle. Although vacancy peaked at 12.5% thirteen months ago, today it stands at 11.1%, 110 basis points from what most believe is the equilibrium point, where rental rates spike and transaction costs narrow.

We view this disparity as very meaningful and believe that as our primary markets continue to improve, development will play an important role in facilitating business expansion. As such, monetizing the six million square feet of office development inventory that we own and control will be an important contributor to our future growth. Of course, we will continue to approach development on a measured risk/reward basis.

On the acquisition front, investor demand for well-leased, high quality office properties strengthened as the year progressed. While this makes our properties even more valuable, it also means that accretive acquisitions that meet our investment criteria are even harder to find. To stay competitive, we are sourcing acquisitions with joint venture partners who are looking to team up with experienced operators. This approach enhances our returns through fees earned in exchange for our expertise.

Although there is ample reason to be optimistic about the future, and we are, it would be imprudent to depart from our disciplined, focused strategy to property management and investing. For 2005, our strategic plan remains virtually the same as the objectives we shared with you last year with a specific emphasis on four principle themes: sign leases in advance of maturities; aggressively and prudently invest our ample liquidity; acquire our common shares which we believe remain undervalued; and as our core markets rebound, capitalize on our development inventory and expand our development capabilities.

BUSINESS OF BROOKFIELD

Overview

Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At December 31, 2004, the book value of our assets was $8.5 billion, 90% of which was invested in premier office properties. Brookfield generated $501 million of funds from operations and gains or $2.93 per share in 2004.

Operating Strategy

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Our portfolio consists of 46 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity. The commercial property portfolio is focused in seven North American cities, with New York, Boston, Washington, D.C., Toronto and Calgary comprising 86% of the portfolio net operating income. We intend to continue our strategy of concentrating our operations within a select number of supply constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

Additionally, we operate ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. We currently manage directly and with a joint venture partner in excess of 150 million square feet of space across North America. This includes our own commercial properties, properties managed for institutional investors and third party managed properties. This scale provides us with the platform to deliver superior service to tenants across the portfolio.

We also operate a development business including a number of low-cost commercial development sites in Toronto and Manhattan. In addition, we own a land development and housing operation.

Tenant Relationships

An important characteristic of our portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, CIBC, RBC Financial Group, Petro-Canada, Imperial Oil and JPMorgan Chase. The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000’s Sq.	% of
Tenant	Primary Location	Expiry(1)	Ft.(2)	Sq. Ft.(2)	Credit Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	12.5%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2028	1,979	5.7%	A+
JPMorgan Chase	New York	2021	1,011	2.9%	A+
RBC Financial Group	Five major markets	2019	958	2.7%	AA-
Petro-Canada	Calgary	2013	848	2.4%	BBB
Target Corporation (Dayton Hudson Corporation)	Minneapolis	2013	752	2.1%	A+
Imperial Oil	Calgary	2011	633	1.8%	AAA
Talisman Energy	Calgary	2015	426	1.2%	BBB+
Pepco Holdings Inc.	Washington	2028	364	1.0%	BBB+
Teachers Insurance Annuity Association	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2014	323	0.9%	A-
Canadian Natural Resources	Calgary	2011	277	0.8%	BBB+
Goldman Sachs	New York	2015	274	0.8%	A+
Lehman Brothers	New York	2010	253	0.7%	A+
Anadarko Canada Corporation	Calgary	2011	235	0.7%	Baa1
EnCana Corporation	Calgary	2013	232	0.7%	A-
Bank of Nova Scotia	New York	2014	230	0.7%	AA-
Bell West/Bell Canada	Calgary/Toronto	2011	226	0.6%	A
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	AA-
TD Canada Trust	Toronto/Calgary	2009	211	0.6%	A+
Other investment grade	Various	Various	3,938	11.3%	BBB- or higher

			18,069	51.6%

Unrated
Cadwalader, Wickersham & Taft LLP	New York	2024	456	1.3%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.3%	—
Goodwin Procter	Boston	2016	360	1.0%	—
Wellington Management	Boston	2011	344	1.0%	—
National Assoc. of Securities Dealers	New York/Denver	2021	277	0.8%	—
Major League Baseball	New York	2012	109	0.3%	—

Total			20,061	57.3%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poor’s, Moody’s or Dominion Bond Rating Service (DBRS)

Our strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of our leases, when signed, extend between 10 to 20-year terms. As a result of this strategy, approximately 5% of our leases mature annually.

Following is the breakdown of lease maturities by market with associated in-place rental rates:

				New York/Boston/
	Total Portfolio			Washington D. C.			Toronto/Calgary			Denver/Minneapolis/Other
			Net			Net			Net			Net
			Rate			Rate			Rate			Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft..	%	Ft.-$	Sq. Ft.	%	Ft.-$
Currently available	1,452	4.8		323	2.3		352	3.2		777	13.8
2005	1,387	4.5	$24	471	3.4	$37	609	5.5	$18	307	5.5	$14
2006	1,391	4.5	16	495	3.6	21	492	4.4	16	404	7.2	11
2007	951	3.1	19	171	1.2	31	445	4.0	19	335	6.0	14
2008	1,904	6.2	22	646	4.7	31	594	5.4	21	664	11.8	14
2009	985	3.2	19	100	0.7	31	557	5.0	21	328	5.8	12
2010	2,017	6.6	28	674	4.9	39	1,031	9.3	24	312	5.5	17
2011	2,708	8.9	23	607	4.4	43	1,910	17.2	18	191	3.4	16
2012 & beyond	22,219	58.2	26	11,454	74.8	35	7,131	46.0	18	3,634	41.0	11

	35,014	100.0	$23	14,941	100.0	$35	13,121	100.0	$18	6,952	100.0	$11

Weighted average market net rent			$25			$32			$20			$14

Tenant Installation Costs And Capital Expenditures

Upon the signing of the majority of our leases, we provide tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2004 totaled $82 million, compared with the $26 million expended in 2003 and $49 million in 2002 due to fewer lease expiries or leases being renegotiated in advance of their contractual maturity.

On an annual basis, one to two million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last three years was $16 per square foot. Tenant installation costs are summarized as follows:

(Millions)	2004	2003	2002

Commercial property tenant improvements
Leasing commissions	$15	$8	$9
Tenant improvements – first generation space	3	—	2
Tenant improvements – second generation space	64	18	38

Total	$82	$26	$49

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Due to the relatively recent construction and major renovation of our core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $26 million in 2004, compared with $16 million in 2003 and $16 million in 2002. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.

Capital expenditures include revenue-enhancing capital expenditures which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to maintain the service life of an asset. The details of our capital expenditures are summarized as follows:

(Millions)	2004	2003	2002

Capital expenditures
Revenue enhancing	$14	$9	$10
Non-revenue enhancing	12	7	6

Total	$26	$16	$16

Development Operations

Our residential land development operations are focused in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado and Austin, Texas. Most of the land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, our development and residential operations continued to benefit from the low interest rate environment and strong demand in the North American housing market.

Development and residential operations contributed $42 million of income in 2004, an increase of $11 million over 2003 and $20 million over 2002.

(Millions)	2004	2003	2002

Sales revenue	$261	$225	$321
Operating costs	219	194	299

Total	$42	$31	$22

Lot and home sales for the past two years, including lots sold to third-party homebuilders are as follows:

	Home sales		Lot sales
(Units)	2004	2003	2004	2003

Alberta	496	479	1,937	1,712
Ontario	339	318	—	—
Colorado	—	—	468	448

Total	835	797	2,405	2,160

Asset Profile

Total assets increased by approximately $394 million to $8.5 billion at December 31, 2004. The increase in total assets is primarily attributable to the acquisition of 701 9th Street, N.W. and Potomac Tower in Washington, D.C., and the impact of the higher Canadian dollar on Canadian assets. The following is a summary of our assets over the past three years:

(Millions)	2004	2003	2002*

Assets
Commercial properties	$6,693	$6,297	$5,661
Development properties	716	684	944
Receivables and other	685	717	769
Marketable securities	285	267	—
Cash and cash equivalents	112	132	76

Total	$8,491	$8,097	$7,450

*	Excludes Brookfield Homes Corporation which was distributed to common shareholders on January 6, 2003.

Commercial Properties

The acquisition of two premier assets in Washington, D.C. accounts for most of the increase in book value of commercial properties from December 31, 2003. 701 9th Street, N.W. was purchased for $167 million in the first quarter of 2004 and Potomac Tower was purchased for $106 million in the third quarter of 2004. These two assets, and 1625 Eye Street, N.W., which was acquired in December 2003, comprise 1.6 million square feet in the Washington, D.C. market. These additions were offset by the sale of our non core retail asset, Chicago Place, for proceeds totaling $39 million. The consolidated carrying value of our North American properties is approximately $250 per square foot, significantly less than the estimated replacement cost of these assets.

Our core properties are on average 1.4 million square feet in size. A breakdown of our commercial properties by region is as follows:

		Brookfield Owned	2004	2003
	Leasable Area	Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)

New York, New York	11,221	9,506	$3,542	$3,531
Boston, Massachusetts	2,163	1,103	328	333
Washington, D.C.	1,557	1,557	439	161
Toronto, Ontario	6,790	4,777	1,068	928
Calgary, Alberta	6,331	3,166	448	450
Denver, Colorado	3,017	2,811	370	372
Minneapolis, Minnesota	3,008	3,008	414	400
Other	927	927	84	122

Total*	35,014	26,855	$6,693	$6,297

*	Excludes developments

Development properties

Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business. The total book value of this development land and infrastructure was $716 million at December 31, 2004, an increase of $32 million from $684 million in 2003. The increase is primarily attributable to additional capitalized costs on our commercial development properties, offset by a reduction in residential development inventory. In 2004, we capitalized approximately $36 million related to the Three World Financial Center project.

The details of the development property portfolio are as follows:

	Buildable		2004	2003
(Millions)	Sq. Ft.		Book Value	Book Value	Change

Commercial developments and infrastructure
Three World Financial Center, New York	1,200,000		$248	$212	$36
Bay-Adelaide Centre, Toronto	1,800,000		101	90	11
Hudson’s Bay Centre, Toronto	1,092,000		29	26	3
Other:
401 West 31st Street, New York	2,500,000
BCE Place III, Toronto	800,000
Bankers Hall, Calgary	500,000
Republic Plaza, Denver	400,000

	4,200,000		21	21	—

	8,292,000	*	$399	$349	$50
Residential development land and infrastructure
Under development			132	210	(78)
Held for development			185	125	60

Total			$716	$684	$32

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Commercial developments and infrastructure

Although we are not a speculative developer, we are a full-service real estate company with in-house development expertise. With approximately eight million square feet of high-quality, centrally-located development properties in New York, Toronto, Calgary and Denver, we generally undertake developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved.

In September 2002, we acquired 1.2 million square feet of space in the 2.1 million square foot Three World Financial Center tower which is home to the world headquarters of co-owner American Express. We have exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space owned by American Express. We acquired this property vacant at a substantial discount to replacement value and are currently in the process of securing tenants for the portion we own. As at December 31, 2004, this property was classified as a property under development, and all direct costs of the building, including interest costs and property taxes, were capitalized to the asset.

In February 2001, we acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. We subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project. This project included full below-grade infrastructure for 1.8 million square feet of office and residential space and a fully operational underground revenue-generating parking facility. We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which included approximately 800,000 square feet of density. We have similar rights to develop 2.5 million square feet at 401 West 31st Street in Midtown Manhattan, New York, 500,000 square feet of office space at Bankers Hall in Calgary, and 400,000 square feet for Republic Plaza in Denver.

The status of each development project is as follows:

	Location	Ownership	Sq. Ft.		Status

New York, New York
Three World Financial Center	200 Vesey Street at West Street	100%	1,200,000		—	Under redevelopment
401 West 31st Street	West 31st Street at Ninth Avenue	100%	2,500,000		—	Being zoned for potentially 2.5 million square feet of office

Toronto, Ontario
Bay-Adelaide Centre	Bay and Adelaide Streets	50%	1,800,000		—	Planning
BCE Place III	Third tower of current BCE Place project	65%	800,000		—	Planning
Hudson’s Bay Centre	Yonge and Bloor Streets	25%	1,092,000		—	Office and retail projects under redevelopment

Calgary, Alberta
Bankers Hall	East and West Parkades	50%	500,000		—	Planning

Denver, Colorado
Republic Plaza	Downtown Denver	100%	400,000		—	Planning

			8,292,000	*

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Residential development land and infrastructure

Our land development operations are focused in five markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado and Austin, Texas. The book value of these investments at December 31, 2004 was $317 million, compared with $335 million at the end of 2003. The decrease was primarily attributable to residential development inventory sold, offset by acquisitions. The details of the residential development land under development and held for development are as follows:

	Under Development		Held for Development

	Number of	Book Value	Number of	Book Value
	Lots	(Millions)	Lots	(Millions)

Alberta	2,585	$90	22,795	$125
Ontario	1,593	16	4,893	28
Colorado	818	22	3,222	24
Texas and other	30	4	2,080	8

Total	5,026	$132	32,990	$185

Commercial property debt

Commercial property debt totaled $4.6 billion at December 31, 2004, compared with $4.5 billion at December 31, 2003 and $4.6 billion at December 31, 2002. The increase during the year is primarily related to the financings of 1625 Eye Street and Potomac Tower in Washington, D.C. and the impact of the higher Canadian dollar on Canadian-denominated commercial property debt, offset by the repayment of corporate debt with the proceeds received from the issuance of C$350 million preferred shares in April 2004, and amortization. Commercial property debt at December 31, 2004 had an average interest rate of 6.5% and an average term to maturity of 12 years. Predominantly all of our commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk.

Commercial property debt, in order of maturity, is as follows:

				Brookfield
				Proportionate
		Interest	Maturity	Share
Commercial Property	Location	Rate %	Date	(Millions)	Mortgage Details

One World Financial Center	New York	3.71	2007	$ 300	Recourse, floating rate
TD Canada Trust Tower	Toronto	6.53	2007	108	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00	2007	52	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	111	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	248	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	413	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	65	Non-recourse, fixed rate
Potomac Tower	Washington	4.72	2011	75	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	56	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	707	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	373	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	299	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	152	Non-recourse, fixed rate
Republic Plaza	Denver	5.15	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington	6.00	2014	130	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	44	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	74	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	99	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	84	Non-recourse, fixed rate
701 9th Street	Washington	6.73	2028	152	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	88	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	526	Non-recourse, fixed rate
Development and other debt	—			204	Various terms
Corporate credit facility	—			20	Recourse, floating rate

Total		6.50%		$4,550

During 2004, we financed or refinanced $375 million of commercial property debt. The details are as follows:

	Financed / Refinanced
	Mortgage	Interest
(Millions)	(Millions)	Rate %

Republic Plaza, Denver	$170	5.15%
1625 Eye Street, Washington, D.C.	130	6.00%
Potomac Tower, Washington, D.C.	75	4.72%

Total	$375	5.36%

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Dec. 31, 2004

2005	$142	$135	$277	7.2%
2006	155	20	175	7.3%
2007	157	475	632	5.2%
2008	168	110	278	6.7%
2009	181	12	193	6.8%
2010 and thereafter	—	2,995	2,995	6.5%

Total	$803	$3,747	$4,550	6.5%

During 2004, we refinanced Republic Plaza in Denver with a $170 million, ten-year, fixed-rate mortgage at 5.15% interest. This refinancing represents a reduction of approximately 400 basis points from the prior fixed-rate mortgage. We also financed 1625 Eye Street in Washington, D.C. with a $130 million, ten-year, 6% fixed rate mortgage. The financing was comprised of two-stage funding, with $74 million funded in September 2004 and $56 million funded in December 2004. We also financed Potomac Tower which was acquired in the third quarter of 2004 with a $75 million, seven-year, 4.72% fixed rate mortgage.

The only significant maturity in the next five years is the floating-rate recourse mortgage which was placed on One World Financial Center in 2003 in order to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs. It is expected this facility will be refinanced in the future with long-term, fixed-rate debt.

Our bank credit facility is in the form of a three-year revolving facility totaling $150 million as at December 31, 2004. This facility had a floating interest rate of approximately 3.7% and was drawn in the amount of $20 million as at December 31, 2004.

Primary Markets

The following is a brief overview of the commercial property markets in which Brookfield operates:

Manhattan, New York

The New York market contains the largest area of office space in North America. The greater New York area has approximately 391 million square feet of office space with Manhattan containing approximately two-thirds of this space. Manhattan in turn is broken into three sub-markets: Midtown with 235 million square feet; Midtown South with 65 million square feet; and Lower Manhattan with 91 million square feet. Brookfield’s 245 Park Avenue and 300 Madison Avenue properties are located in Midtown, our Penn Station development property is centrally located within the designated West Side redevelopment area in Midtown, and the World Financial Center properties and One Liberty Plaza are located in Lower Manhattan.

The Midtown overall vacancy rate (including sublease space) at December 31, 2004 was 10.1%, down from 11.9% at year end 2003. Unlike the previous two years, absorption was positive 4 million square feet during 2004, with almost 90% of the absorption in the Class A sector. Midtown overall leasing activity for 2004 was 19.5 million sq. ft. which is 53% higher than last year’s 12.7 million sq. ft. and above the historical annual average of 18 million sq. ft. The market has rebounded and landlords have begun to increase rent while lowering tenant concessions.

The Lower Manhattan commercial office market, the third largest business district in the United States, consists of 91 million square feet of Class A, B and C space after taking into account the events of September 11, 2001 which eliminated approximately 13 million square feet of space in Lower Manhattan. The Lower Manhattan overall vacancy rate at December 31, 2004 was 14.2%, up from 13.5% at year end 2003. Our Lower Manhattan portfolio is currently 98.1% leased to high-quality tenants with lease terms that average 9.1 years.

In Lower Manhattan, overall absorption was negative 1.7 million square feet in 2004 compared to negative 1.5 million square feet in 2003. Leasing activity in Lower Manhattan for 2004 totaled 4.4 million sq. ft. falling short of the historical annual average of 6 million sq. ft. While 2004 was a difficult year for the Lower Manhattan market, the outlook is encouraging. Leasing activity increased during the second half of the year and the continued strengthening of the Midtown submarket should have a positive impact on Lower Manhattan, as large blocks of quality space in Midtown dwindle. The redevelopment of the World Trade Center site is moving forward as public and private groups spearheading the work have accomplished several significant milestones in 2004 including: the laying of the cornerstone of the Freedom Tower (July 4, 2004), commencement of the deconstruction of the Deutsche Bank Tower which was damaged by the attacks, selecting the memorial design and forming of the World Trade Center Foundation Board of Directors to oversee the fundraising of the approximately $500 million needed to build the memorial.

Boston, Massachusetts

The Boston downtown office market consists of 49 million square feet in nine sub-markets. The Central Business District (CBD) sub-market, where Brookfield’s 53 and 75 State Street properties are located, is Boston’s largest with 33 million square feet. The overall vacancy rate in Boston’s financial district was 14.5% at year end 2004 compared with 13.5% at year end 2003. Sublease space in the Boston CBD represents 21% of overall vacancy, of which approximately 90% of the sublease availabilities is in Class A buildings. The Class A segment of the market ended the year with a 13.5% vacancy compared to 14.0% the year before. Class A rental rates have decreased due to pressure from the sublease market caused by corporate downsizing. As a result, there is a continuation of landlord concessions including free rent, assumptions of existing leases and increased tenant allowances.

Despite the increase in vacancy rates, the long-term fundamentals of the Boston market remain positive. The Boston CBD market continues to be supply constrained due to the small number of developable sites, lack of capital and the difficult permitting process. The Boston CBD is not expected to deliver any new construction after the 2008-2010 timeframe. Construction of 33 Arch Street was completed this year adding 600,000 sq. ft. to the Boston CBD inventory, with approximately 50% of the space committed to date.

Washington, D.C.

Washington D.C. has emerged as one of the most coveted real estate investment markets in the world. The region’s economy has evolved and diversified from a traditional government base into a robust, multi-dimensional commercial center. Economic drivers for the area include a significant government presence, law firms, industry and trade group associations, technology, and bio-tech firms. Despite a recession nationally, this diverse economic base has enabled the Washington area to remain relatively healthy. This economic health has resulted in a stable tenant base, especially in the downtown office market.

The overall vacancy rate in Washington, D.C. remains stable at 7.5% as of December 31, 2004 and the Washington CBD submarket dipped to 7.9% from 8.4% at the end of 2003. In comparing the District’s vacancy rate with other major metropolitan areas around the country, the District has one of the lowest overall vacancy rates.

An even balance of supply and demand has resulted in positive net absorption for fourth quarter 2004 of 152,385 square feet, pushing the year-to-date 2004 net absorption to 2,154,026 square feet. Total delivered space in 2004 was 2.5 million square feet, 1.5 million square feet was leased and 904,000 square feet remains available. 2005 projections indicate 3.3 million square feet will be delivered with 1.7 million square feet anticipated being leased in 2005. The 1.5 million square feet represents 50% of that space being available at year end 2005.

With few exceptions, many of the largest transactions in 2004 were government and law firm leases. Two of the largest leases signed were Pension Benefit Guarantee (336,081 square feet) at 1200 K Street and Corporate Executive Board (621,000 square feet) at Waterview Tower.

Toronto, Ontario

Our principal Toronto office properties totaling 5.2 million square feet are located in the financial core and are connected to other major downtown office buildings, the Toronto subway system and other amenities. Toronto is Canada’s largest office market and the financial core has a total office space inventory of over 33 million square feet. The overall office vacancy at year end 2004 was 9.6% for all classes, a decrease of 0.9% over 2003.

However, the Class AA sector, in which most of Brookfield’s assets compete, had a vacancy rate of 7.0% at December 31, 2004 versus a vacancy rate of 6.4% at December 31, 2003. Supply of new projects has remained low. Rental rates have stabilized and we expect they will remain unchanged for at least 9 months into 2005; however, any significant consolidation in the financial services sector may negatively impact this outlook.

Calgary, Alberta

Our office properties, located centrally in downtown Calgary, account for over 5.0 million square feet of a total downtown office market inventory of over 32 million square feet. The downtown Calgary market is still largely driven by the oil and natural gas industries; however the economy is diversifying. Though Calgary is the fourth largest city in Canada, it has the second highest number of head offices in the country, second to Toronto. In the third quarter 2004 Calgary became the home of yet another head office as Imperial Oil announced the move of its head office to the city.

Vacancy in the Class “AA” and “A” markets at the end of the fourth quarter 2004 was 1.2 million square feet or 6.2%. With over 1.2 million square feet of absorption in the last quarter of 2004, Calgary experienced its largest year of growth since 1996. Total vacancy in the downtown core across all classes stands at 7.7% compared to 11.7% at the end of 2003 and 10.9% at the end of the first quarter.

Calgary’s healthy economy and the continued demand for office space in the downtown core have resulted in the announcement of one new office development. Construction of the 440,000 square foot tower will commence early in 2005 and is expected to be fully leased by the spring of 2007.

Denver, Colorado

The CBD office market in Denver has an inventory of approximately 23 million square feet. The telecommunications and high-tech industries continue to negatively impact job growth and office demand, and it is apparent that this fallout has also affected industries that service these sectors. As a result, the overall metro area vacancy rate in Denver remained high at 20.6% at the end of 2004. The overall Downtown vacancy rate has improved from 20.4% at the end of 2003 to 18.7% at the end of 2004.

All classes of the Denver CBD inventory have seen a mild decrease in vacancy rates driven down by a number of sizable lease transactions including: Colorado Department of Labor (172,000 square feet), Forest Oil (116,000 square feet) and Department of Personnel and Training (63,000 square feet) and virtually no new development space and sublease space entering the market. The CBD experienced a minimal negative absorption of 82,148 square feet and ended 2004 with 2,266,727 square feet of leasing. Other items effecting the CBD are the completion of the $367 million, 2.2 million square foot convention center expansion project, the T-Rex, $1.7 billion expansion of highway and transit along the I-25 and FasTracks, a $4.7 billion light commuter rail and bus expansion project.

Minneapolis, Minnesota

Minneapolis is a diverse market distinguished by its large population of company head offices, including 3M and Target. Brookfield’s properties, totaling over three million square feet, are well-positioned at the center of the financial and retail district in downtown Minneapolis and are all connected to the city’s above-ground, enclosed walkway system and its pedestrian malls.

The Minneapolis CBD office market has a total inventory of 25 million square feet and has direct office space availability of 18.1%, up slightly from 17.9%, at year end 2003. The increase in vacancy rates is a result of increased sublease space on the market, consolidations, downsizing and lack of demand which brings overall vacancy up to 21.6%. Unemployment in the Twin Cities has held fairly steady at 4.2%, significantly less than the national rate, and slightly less than the 4.6% level from one year ago. Over the past year nearly 2,000,000 square feet of leasing was completed with the majority of activity from the following companies: Target, Siemens, Residential Economic Development, US Barncorp and General Mills. Total net absorption ended the year with a negative 256,000 square feet. Consolidations, downsizing, the soft economy and lack of demand continue to challenge the Twin Cities.

Service Businesses

Brookfield LePage Facilities Management

Brookfield LePage Facilities Management, one of the largest facilities management operations in Canada is owned 40% by us in partnership with Johnson Controls, the largest facilities management operator in the world. This joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.

Brookfield Residential Management Services

We own 100% of one of the premier condominium and apartment management operations in Toronto, Canada, and provides upscale management services to its approximately 35,000 residential units.

Employees

As of December 31, 2004, our ongoing businesses had approximately 1,300 employees.

Company And Real Estate Industry Risks

Our strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments generated by the tenants of those assets. However, we remain exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and our business, the following challenges and risk factors should be considered in addition to the other information contained in this AIF.

Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

Our economic performance, the value of our real estate assets and, therefore, the value of shareholders’ investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the attractiveness of our properties to tenants; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses.

We are dependent upon the economic climates of our primary markets –New York, Boston, Washington, D.C., Toronto, Calgary, and our secondary markets—Denver and Minneapolis.

Substantially all of our revenues are derived from properties located in our primary markets –New York, Boston, Washington, D.C., Toronto, Calgary, and our secondary markets—Denver and Minneapolis. A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economies of the United States or Canada may have upon these markets, could result in further reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space in turn could adversely affect our results from operations. Additionally, there are submarkets within our primary and secondary markets that are dependent upon a limited number of industries and a significant downturn in one or more of these industries could also adversely affect our results from operations.

Because real estate investments are illiquid, we may not be able to sell properties when appropriate.

Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity will tend to limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

We face risks associated with the use of debt to finance our business, including refinancing risk.

We incur debt in the ordinary course of our business and therefore are subject to the risks normally associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our properties at maturity due to company and market factors including: the estimated cash flow of our properties; the value of our properties; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms; prevailing interest rates or other factors at the time of refinancing could increase our interest expense; and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases. This may adversely affect our ability to make distributions or payments to our investors.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.

Advances under unsecured credit facilities and certain property-level mortgage debt bear interest at a variable rate. Approximately 13% of our total outstanding indebtedness of $4.6 billion at December 31, 2004 was variable rate indebtedness. We may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance our debt at higher rates. Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our cash flow.

We have no corporate limitation on the amount of debt we can incur.

Our management and board of directors have discretion under our articles of incorporation and bylaws to increase the amount of our outstanding debt. Our decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt. We could become more highly leveraged, resulting in increased debt service costs that could adversely affect our cash flows and operating results.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

Our income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to us than the existing lease. We could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms. Scheduled lease expirations in our portfolio over the next five years average approximately 4.3% annually.

We are dependent on leasing market conditions to ensure that vacant commercial space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants.

We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments. In addition, a tenant may seek the protection of bankruptcy, insolvency or similar laws.

We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants and costs of re-leasing could adversely affect our cash flows and operating results. Although we have not experienced material losses from tenant bankruptcies, we cannot assure our shareholders that tenants will not file for bankruptcy or similar protection in the future resulting in material losses.

Reliance on major tenants could adversely affect our results of operations.

As of December 31, 2004, the five largest tenants, based on percentage of square feet leased, accounted for approximately 26.2% of our total leaseable space and no one tenant (other than Merrill Lynch, which is rated Aa3 by Moody’s and A+ by Standard & Poor’s and accounted for approximately 12.5% of our leaseable space) accounted for more than 5.7% of that total. Our business would be adversely affected if any of these tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.

Our competitors may adversely affect our ability to lease our properties, which may cause our cash flows and operating results to suffer.

Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with us in seeking tenants, management revenues and prospective purchasers. Although it is our strategy to own premier office properties in each market in which we operate, some of the office properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that it must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self insure a portion of certain of these risks. We believe all of our properties are adequately insured. The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA was extended through December 31, 2005. We are unable to anticipate further extension as it is the subject of Congressional debate. Our current property insurance includes coverage for certified acts up to $600 million per occurrence and in the aggregate. We also purchase stand–alone terrorism insurance which covers non-certified acts up to $500 million per occurrence and in the aggregate. In addition, our property insurance provides us with an additional $100 million of coverage for non-certified acts above the $500 million in the stand-alone policy, for a total of $600 million in coverage for non-certified acts. We consider this amount to be commercially reasonable, considering the availability and cost of such coverage. As our policies renew throughout the year, we will continue to monitor the insurance market so as to avail our self of the most comprehensive coverage on the most economically reasonable basis

There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cashflows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Impact of terrorism may continue to have a negative impact on our results of operations.

The September 2001 terrorist attacks and the ongoing threat of terrorism have had an adverse affect on the U.S. economy and, in particular, the economies of the U.S. cities that comprise our primary and secondary markets. Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse affect on our ability to lease office space in our portfolio. Furthermore, the implementation of increased security measures at our properties increases property costs, which we may not be able to fully pass on to tenants. Each of these factors could have an adverse impact on our operating results and cash flow.

We do not have sole control over the properties that we hold with co-venturers, partners or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

We participate in 14 joint ventures, partnerships and co-tenancies. The properties that we own through joint ventures, partnerships and co-tenancies total approximately 11 million square feet, out of our total portfolio of approximately 46 million square feet. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to Brookfield; and capital improvements.

In some instances, although we are the property manager for a joint venture, the other joint venturer retains approval rights over specific leases or our leasing plan. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

We face risks associated with property acquisitions.

Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property. We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse affect on our results of operations and financial condition.

We are subject to possible environmental liabilities and other possible liabilities.

As an owner and manager of real property, we are subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties. We have formal policies and procedures to review and monitor environmental exposure. We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

The Americans with Disabilities Act and Canadian regulations under building codes and provincial human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results from operations.

The expiration of long-term ground leases could adversely affect our results of operations.

Twelve of our major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners. Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements will revert to the owner of the land upon the expiration of the lease term. Four properties in New York are subject to ground leases held by the Battery Park City Authority in New York. These four ground leases expire in 2069. If possible, we will attempt to purchase these leases as they become available, but cannot be assured of this. The fifth U.S. ground lease is on the land under 53 State Street in Boston. This ground lease expires in 2039. We have a purchase option to acquire this ground lease exercisable in 2029. Seven of our Canadian properties are subject to ground leases: 70 York Street (HSBC Building), Toronto, Hudson’s Bay Centre, Toronto, 105 Adelaide Street West, Toronto, Exchange Tower, Toronto, Royal Centre, Vancouver (subject to a ground sub-lease (air rights)), Bankers Hall, Calgary (we own a 50% interest in the ground lessor) and Royal Bank Building, Calgary (we own a 50% interest in the ground lessor). Their leases expire in 2083, 2070, 2013, 2881, 2033, 2101 and 2101, respectively. An event of default by us under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

The impact of foreign exchange fluctuations may have a negative impact on our future revenues and net income.

Our financial results will be affected by fluctuations in the U.S. dollar and the foreign currency markets as a majority of our revenue and net income is expected to be denominated in U.S. currency. Consequently, due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon our future revenue and net income. As of the date of this AIF, we have entered into certain transactions to hedge against gains or losses from foreign exchange fluctuations. As a result, we are generally not materially impacted by the movement in the Canadian to U.S. dollar exchange rate.

DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on our common shares are at the discretion of the board of directors, which supports a stable and consistent dividend policy. In early 2001, we changed our policy to declare dividends in U.S. dollars and to remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada will receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. On July 25, 2001, the board of directors announced a 50% increase in our common share dividend and introduced quarterly payments rather than the previous semi-annual dividend. It is our intention to continue to review the pay-out of dividends quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in reported cashflow.

On February 9, 2005, our board of directors declared a quarterly dividend payment of $0.16 per share on the issued and outstanding common shares, to be paid on March 31, 2005 to shareholders of record at the close of business on March 1, 2005. The board of directors also announced a 70% increase to our June 30, 2005 common share dividend. Based upon this increase, on a post-split basis, the June 30, 2005 dividend will be $0.18 per share.

We continue to pay dividends on our common shares quarterly. A complete record of dividends paid on the common shares for the past three years is as follows:

	2004	2003	2002

Per common share	$0.62	$0.50	$0.40
Total	$96,422,829	$79,060,263	$64,002,946

We continue to pay dividends on our Class A preferred shares semi-annually and dividends on the Class AA and Class AAA preferred shares quarterly. A complete record of dividends paid on all classes of preferred shares for the past three years is as follows:

(US$, except share information)
Authorized	Outstanding		2004	2003	2002

6,312,000	6,312,000	Class A redeemable voting	$910,373	$845,343	$753,727
2,000,000	2,000,000	Class AA Series E	1,086,354	1,171,671	926,459
3,000,000	—	Class AAA Series A	—	—	3,884,151
3,000,000	—	Class AAA Series B	—	—	3,884,151
6,000,000	—	Class AAA Series C and D	—	3,530,333	7,397,260
8,000,000	8,000,000	Class AAA Series F	9,230,769	8,571,429	2,031,082
6,000,000	4,400,000	Class AAA Series G	5,775,000	3,184,170	—
8,000,000	8,000,000	Class AAA Series H	8,846,154	1,732,857	—
8,000,000	8,000,000	Class AAA Series I	8,000,000	—	—
8,000,000	8,000,000	Class AAA Series J	5,128,185	—	—
6,000,000	6,000,000	Class AAA Series K	1,147,523	—	—

			4,012,4358	$19,035,803	$18,876,830

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The following is a summary of the material rights, privileges, restrictions and conditions attached to the Class A preference shares, the Class AA preference shares and the Class AAA preference shares, in each case as a class, and attached to the various issued and outstanding series thereof, as well as the material rights, privileges, restrictions and conditions attached to the Common Shares. The summary is qualified in its entirety by the full text of such attributes contained in the articles of Brookfield, which are available on our Web site, www.brookfieldproperties.com.

There are currently three authorized classes of preference shares of Brookfield, as follows:

Class A Preference Shares — 6,312,000 authorized

2,050,000 Class A preference shares, Series A authorized, of which 2,050,000 are issued and outstanding; and

4,262,000 Class A preference shares, Series B authorized, of which 4,262,000 are issued and outstanding.

Class AA Preference Shares — 3,600,000 authorized (formerly 6,000,000 authorized, of which 2,400,000 shares have been issued and redeemed)

2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.

Class AAA Preference Shares — unlimited authorized

12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series F authorized, of which 8,000,000 are issued and outstanding;

6,000,000 Class AAA preference shares, Series G authorized, of which 4,400,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series H authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series I authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series J authorized, of which 8,000,000 are issued and outstanding; and

6,000,000 Class AAA preference shares, Series K authorized, of which 6,000,000 are issued and outstanding.

There are currently no authorized Class AA preference shares, Series A, B, C and D, or Class AAA preference shares, Series A, B, C and D, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable. There are an unlimited number of Common Shares authorized, of which 155,078,706 Common Shares were issued and outstanding as of March 15, 2005.

Class A Preference Shares

Provisions of Class A Preference Shares

Issuance in Series

The Class A preference shares consist of two series only, Series A and Series B, and no other series may be designated. Each of the series of the Class A preference shares are subject to the Class provisions of the Class A preference shares. Pursuant to the Canada Business Corporations Act, each series of Class A preference shares participates rateably with every other series of Class A preference shares in respect of accumulated dividends and return of capital.

Dividends

The holders of Class A preference shares are entitled to receive, as and when declared by the directors of Brookfield, cumulative preferential dividends payable in half-yearly installments on March 15 and September 15 in each year to shareholders of record on March 1 and September 1, respectively. Accrued and unpaid dividends shall be paid in priority to dividends on any other shares of Brookfield and no dividends shall be declared or paid or set apart for any such other shares unless all accrued cumulative dividends on all Class A preference shares then issued and outstanding shall have been declared and paid or provided for at the date of such declaration or payment or setting apart.

Redemption

The Corporation may redeem all, or from time to time any part, of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share together with all accrued and unpaid cumulative dividends thereon. Notice of redemption must be given by Brookfield at least 30 days before the date specified for redemption.

Repurchase

The Corporation may at any time and from time to time purchase the whole or any part of the Class A preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class A preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class A preference shares as a class. The Corporation has undertaken to purchase or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares in each fiscal year at a price of C$2.50 per share, together with costs of purchase and all accrued and unpaid cumulative dividends.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or other distribution of its assets among shareholders by way of return of capital, the holders of the Class A preference shares will be entitled to receive an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends in priority to any distribution to the holders of Common Shares or any shares of any other class ranking junior to the Class A preference shares, including the Class AA and Class AAA preference shares and such holders will not be entitled to share any further in the distribution of the property or assets of Brookfield.

Voting

The holders of Class A preference shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes shall be entitled to one vote for each Class A preference share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the Common Shares.

Specific Provisions of Class A Preference Shares, Series A

Dividends

The holders of Class A preference shares, Series A are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.

Specific Provisions of Class A Preference Shares, Series B

Dividends

The holders of Class A preference shares, Series B are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.

Class AA Preference Shares

Provisions of Class AA Preference Shares

Issuance in Series

The Class AA preference shares may be issued at any time or from time to time in one or more series. The board of directors of Brookfield will fix the provisions attached to each series from time to time before issuance. Each of the series of the Class AA preference shares are subject to the provisions of the Class AA preference shares.

Priority

The preferences, priorities and rights attaching to the Class AA preference shares are subject and subordinate to those attaching to the Class A preference shares. The Class AA preference shares of each series rank on a parity with the Class AA preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of Brookfield or any other distribution of the assets of Brookfield among its shareholders for the purpose of winding up its affairs. Furthermore, pursuant to the Canada Business Corporations Act, each series of Class AA preference shares participates ratably with every other series of Class AA preference shares in respect of accumulated dividends and return of capital.

Redemption

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield may redeem outstanding Class AA preference shares, at a redemption price for each of the Class AA preference shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preference shares of that series, plus an amount equal to all accrued but unpaid preferential dividends. Notice of redemption must be given by Brookfield at least 30 days before the date specified for redemption.

Repurchase

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield may at any time and from time to time purchase the whole or any part of the Class AA preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class AA preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class AA preference shares as a class.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among shareholders for the purpose of winding up its affairs, the holders of the Class AA preference shares shall, subject to the terms of the Class A preference shares, be entitled to receive the amount paid on such shares, together with all accrued and unpaid dividends in priority to any distribution to the holders of Common Shares or any shares of any other Class ranking junior to the Class AA preference shares, including the Class AAA preference shares, and such holder will not be entitled to share any further in the distribution of the property and assets of Brookfield.

Dividends

The holders of Class AA preference shares are each entitled to receive, as and when declared by the directors of Brookfield, fixed cumulative preferential cash dividends.

Voting

Subject to applicable corporate law, the holders of the Class AA preference shares are not entitled to receive notice of, to attend or to vote at any meeting of shareholders of Brookfield, unless and until Brookfield from time to time has failed to pay in the aggregate, eight quarterly dividends on any one series of Class AA preference shares and then only as long as such dividends remain in arrears, in which case the holders of Class AA preference shares will be entitled to receive notice of and to attend all meetings of shareholders of Brookfield and are entitled to one vote for every Class AA preference share held.

Specific Provisions of the Class AA Preference Shares, Series E

Dividends

Subject to the prior rights of holders of the Class A preference shares and any other shares ranking senior to the Class AA preference shares, the holders of the Class AA preference shares, Series E (the “Class AA, Series E Shares”) are each entitled to receive, as and when declared by the directors of Brookfield, cumulative preferential cash dividends in an amount per share per annum equal to 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AA, Series E Shares), payable quarterly on the last day of each of the months of March, June, September and December, as and when declared by the board of directors of Brookfield.

Redemption

The Corporation may redeem at any time all, or from time to time any part, of the then outstanding Class AA, Series E Shares, on payment for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon up to the date fixed for redemption. Notice of redemption must be given by Brookfield not less than 30 days and not more than 60 days before the date specified for redemption.

Purchase for Cancellation

The Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Class AA, Series E Shares in the open market or by invitation for tenders to all holders of record of the Class AA, Series E Shares in accordance with the procedures set out in the share conditions for the Class AA, Series E Shares.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or in the event of any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs, the holders of Class AA, Series E Shares will be entitled to receive an amount equal to C$$25.00 per share, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, before any amount can be paid or assets of Brookfield distributed to the holders of any other shares of Brookfield ranking as to capital junior to the Class AA, Series E Shares. After such payment, the holders of the Class AA, Series E Shares will not be entitled to share in any further distribution of the assets of Brookfield.

Voting

Subject to applicable corporate law and the provisions attaching to the Class AA preference shares as a class, the holders of Class AA, Series E Shares are not entitled to receive notice of, to attend or to vote at, any meetings of shareholders of Brookfield.

Class AAA Preference Shares

Provisions of Class AAA Preference Shares

Issuance in Series

The directors may from time to time issue Class AAA preference shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class AAA preference shares. Each of the series of the Class AAA preference shares are subject to the provisions of the Class AAA preference shares.

Priority

The Class AAA preference shares rank junior to the Class A preference shares and the Class AA preference shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of Brookfield. The Class AAA preference shares rank senior to the Common Shares and all other shares ranking junior to the Class AAA preference shares. The Class AAA preference shares are subject to the provisions of the Class A preference shares and to the Class AA preference shares. Pursuant to the Canada Business Corporations Act, each series of Class AAA preference shares participates rateably with every other series of Class AAA preference shares in respect of accumulated dividends and return of capital.

Voting

Subject to applicable corporate law, the holders of the Class AAA preference shares or of a series thereof are not entitled as holders of that Class or series to receive notice of, to attend or to vote at any meeting of the shareholders of Brookfield. Notwithstanding the foregoing, votes may be granted to a series of Class AAA preference shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.

Approval

The approval of the holders of the Class AAA preference shares of any matters to be approved by a separate vote of the holders of the Class AAA preference shares may be given by special resolution in accordance with the share conditions for the Class AAA preference shares.

Specific Provisions of Class AAA Preference Shares, Series E

The Class AAA Preference Shares, Series E (the “Class AAA, Series E Shares”) are accounted for by Brookfield as debt, in accordance with Canadian generally accepted accounting principles.

Dividends

The holders of the Class AAA, Series E Shares are entitled to receive, as and when declared by the directors of Brookfield, cumulative preferential cash dividends in an amount per share per annum equal to the product of C$25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series E Shares), payable quarterly on the last day of March, June, September and December in each year.

Redemption

Subject to the terms of any shares of Brookfield ranking prior to the Class AAA, Series E Shares, Brookfield may redeem at any time all, or from time to time any part, of the then outstanding Class AAA, Series E Shares on payment for each share to be redeemed of an amount equal to C$$25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date. Notice of redemption must be given by Brookfield at least 30 days before the date specified for redemption.

Retraction

Subject to the restrictions imposed by applicable law, the Class AAA, Series E Shares may be tendered at any time for retraction at a price equal to C$25.00 per share, together with an amount equal to all dividends accrued and unpaid thereon up to the date of retraction. Written notice of retraction must be given by the holder to Brookfield at least 10 days prior to the date specified for retraction.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series E Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment. After such payment, the holders of Class AAA, Series E Shares will not be entitled to share in any further distribution of the assets of Brookfield.

Amendment

The provisions of the Class AAA, Series E Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series E Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series E Shares, in addition to any vote or authorization required by law.

Specific Provisions of the Class AAA Preference Shares, Series F

Dividends

The holders of the Class AAA Preference Shares, Series F (the “Class AAA, Series F Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield, in an amount equal to C$1.50 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series F Shares are not redeemable before September 30, 2009. On or after this date, subject to the terms of any shares of Brookfield ranking prior to the Class AAA, Series F Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restriction on Dividends and Retirement and Issue of Shares”, Brookfield may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series F Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2010, of C$25.50 if redeemed on or after September 30, 2010 but before September 30, 2011, of C$25.25 if redeemed on or after September 30, 2011 but before September 30, 2012, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield).

Conversion at the Option of Brookfield

The Class AAA, Series F Shares are not convertible at the option of Brookfield prior to September 30, 2009. On and after this date, Brookfield may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series F Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series F Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series F Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield described below, on and after March 31, 2013, each Class AAA, Series F Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series F Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series F Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series F Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Series F Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series F Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield may at any time purchase for cancellation the whole or any part of the Class AAA, Series F Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series F Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield), before any amount is paid or any assets of Brookfield are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series F Shares. The holders of the Class AAA, Series F Shares will not be entitled to share in any further distribution of the assets of Brookfield.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series F Shares are outstanding, Brookfield will not, without the approval of the holders of the Class AAA, Series F Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield ranking as to capital and dividends junior to the Class AAA, Series F Shares) on shares of Brookfield ranking as to dividends junior to the Class AAA, Series F Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield ranking as to return of capital and dividends junior to the Class AAA, Series F Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield ranking as to capital junior to the Class AAA, Series F Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series F Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series F Shares; or

(v)	issue any additional Class AAA, Series F Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series F Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series F Shares and on all other shares of Brookfield ranking prior to or on a parity with the Class AAA, Series F Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series F Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series F Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series F Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series F Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series F Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield unless and until Brookfield shall have failed to pay eight quarterly dividends on the Class AAA, Series F Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield properly applicable to the payment of dividends on Class AAA, Series F Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series F Shares will be entitled to receive notice of and to attend each meeting of Brookfield’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series F Share held.

Specific Provisions of the Class AAA Preference Shares, Series G

Dividends

The holders of the Class AAA Preference Shares, Series G (the “Class AAA, Series G Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield, in an amount equal to $1.3125 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series G Shares are not redeemable before June 30, 2011. On or after that date, subject to the terms of any shares of Brookfield ranking prior to the Class AAA, Series G Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series G Shares, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before June 30, 2012, of $25.67 if redeemed on or after June 30, 2012 but before June 30, 2013, of $25.33 if redeemed on or after June 30, 2013 but before June 30, 2014, and of $25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield).

Conversion at the Option of Brookfield

The Class AAA, Series G Shares are not convertible at the option of Brookfield prior to June 30, 2011. On or after this date, Brookfield may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series G Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series G Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Common Shares on the New York Stock Exchange (“the “NYSE”) (or, if the Common Shares do not trade on the NYSE on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series G Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield described below, on and after September 30, 2015, each Class AAA, Series G Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series G Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series G Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series G Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series G Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series G Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield may at any time purchase for cancellation the whole or any part of the Class AAA, Series G Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series G Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield), before any amount is paid or any assets of Brookfield are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series G Shares. The holders of the Class AAA, Series G Shares will not be entitled to share in any further distribution of the assets of Brookfield.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series G Shares are outstanding, Brookfield will not, without the approval of the holders of the Class AAA, Series G Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield ranking as to capital and dividends junior to the Class AAA, Series G Shares) on shares of Brookfield ranking as to dividends junior to the Class AAA, Series G Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield ranking as to return of capital and dividends junior to the Class AAA, Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield ranking as to capital junior to the Class AAA, Series G Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series G Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series G Shares; or

(v)	issue any additional Class AAA, Series G Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series G Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series G Shares and on all other shares of Brookfield ranking prior to or on a parity with the Class AAA, Series G Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series G Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series G Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series G Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series G Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series G Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield unless and until Brookfield shall have failed to pay eight quarterly dividends on the Class AAA, Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield properly applicable to the payment of dividends on Class AAA, Series G Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series G Shares will be entitled to receive notice of and to attend each meeting of Brookfield’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series G Share held.

Specific Provisions of the Class AAA Preference Shares, Series H

Dividends

The holders of the Class AAA Preference Shares, Series H (the “Class AAA, Series H Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series H Shares are not redeemable before December 31, 2011. On or after that date, subject to the terms of any shares of Brookfield ranking prior to the Class AAA, Series H Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series H Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2012, of C$25.67 if redeemed on or after December 31, 2012 but before December 31, 2013, of C$25.33 if redeemed on or after December 31, 2013 but before December 31, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield).

Conversion at the Option of Brookfield

The Class AAA, Series H Shares are not convertible at the option of Brookfield prior to December 31, 2011. On or after this date, Brookfield may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series H Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series H Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series H Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield described below, on and after December 31, 2015, each Class AAA, Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series H Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series H Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series H Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series H Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series H Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield may at any time purchase for cancellation the whole or any part of the Class AAA, Series H Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series H Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield), before any amount is paid or any assets of Brookfield are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series H Shares. The holders of the Class AAA, Series H Shares will not be entitled to share in any further distribution of the assets of Brookfield.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series H Shares are outstanding, Brookfield will not, without the approval of the holders of the Class AAA, Series H Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield ranking as to capital and dividends junior to the Class AAA, Series H Shares) on shares of Brookfield ranking as to dividends junior to the Class AAA, Series H Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield ranking as to return of capital and dividends junior to the Class AAA, Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield ranking as to capital junior to the Class AAA, Series H Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series H Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series H Shares; or

(v)	issue any additional Class AAA, Series H Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series H Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series H Shares and on all other shares of Brookfield ranking prior to or on a parity with the Class AAA, Series H Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series H Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series H Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series H Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series H Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series H Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield unless and until Brookfield shall have failed to pay eight quarterly dividends on the Class AAA, Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield properly applicable to the payment of dividends on Class AAA, Series H Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series H Shares will be entitled to receive notice of and to attend each meeting of Brookfield’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series H Share held.

Specific Provisions of the Class AAA Preference Shares, Series I

Dividends

The holders of the Class AAA Preference Shares, Series I (the “Class AAA, Series I Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series I Shares are not redeemable before December 31, 2008. On or after that date, subject to the terms of any shares of Brookfield ranking prior to the Class AAA, Series I Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series I Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before December 31, 2009, of C$25.50 if redeemed on or after December 31, 2009 but before December 31, 2010, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield).

Conversion at the Option of Brookfield

The Class AAA, Series I Shares are not convertible at the option of Brookfield prior to December 31, 2008. On or after this date, Brookfield may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series I Shares into that number of freely tradable Common Shares determined (per Class AAA, Series I Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series I Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield described below, on and after December 31, 2010, each Class AAA, Series I Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series I Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series I Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series I Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series I Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series I Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield may at any time purchase for cancellation the whole or any part of the Class AAA, Series I Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series I Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield), before any amount is paid or any assets of Brookfield are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series I Shares. The holders of the Class AAA, Series I Shares will not be entitled to share in any further distribution of the assets of Brookfield.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series I Shares are outstanding, Brookfield will not, without the approval of the holders of the Class AAA, Series I Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield ranking as to capital and dividends junior to the Class AAA, Series I Shares) on shares of Brookfield ranking as to dividends junior to the Class AAA, Series I Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield ranking as to return of capital and dividends junior to the Class AAA, Series I Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield ranking as to capital junior to the Class AAA, Series I Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series I Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series I Shares; or

(v)	issue any additional Class AAA, Series I Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series I Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series I Shares and on all other shares of Brookfield ranking prior to or on a parity with the Class AAA, Series I Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series I Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series I Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series I Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series I Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series I Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield unless and until Brookfield shall have failed to pay eight quarterly dividends on the Class AAA, Series I Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield properly applicable to the payment of dividends on Class AAA, Series I Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series I Shares will be entitled to receive notice of and to attend each meeting of Brookfield’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series I Share held.

Specific Provisions of the Class AAA Preference Shares, Series J

Dividends

The holders of the Class AAA Preference Shares, Series J (the “Class AAA, Series J Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield, in an amount equal to C$1.25 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series J Shares are not redeemable before June 30, 2010. On or after that date, subject to the terms of any shares of Brookfield ranking prior to the Class AAA, Series J Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series J Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before June 30, 2011, of C$25.75 if redeemed on or after June 30, 2011 but before June 30, 2012, at C$25.50 if redeemed on or after June 30, 2012, but before June 30, 2013, C$25.25 if redeemed on or after June 30, 2013, but before June 30, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield).

Conversion at the Option of Brookfield

The Class AAA, Series J Shares are not convertible at the option of Brookfield prior to June 30, 2010. On or after this date, Brookfield may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series J Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series J Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series J Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield described below, on and after December 31, 2014, each Class AAA, Series J Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series J Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series J Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series J Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series J Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series J Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield may at any time purchase for cancellation the whole or any part of the Class AAA, Series J Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series J Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by

Brookfield), before any amount is paid or any assets of Brookfield are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series J Shares. The holders of the Class AAA, Series J Shares will not be entitled to share in any further distribution of the assets of Brookfield.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series J Shares are outstanding, Brookfield will not, without the approval of the holders of the Class AAA, Series J Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield ranking as to capital and dividends junior to the Class AAA, Series J Shares) on shares of Brookfield ranking as to dividends junior to the Class AAA, Series J Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield ranking as to return of capital and dividends junior to the Class AAA, Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield ranking as to capital junior to the Class AAA, Series J Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series J Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series J Shares; or

(v)	issue any additional Class AAA, Series J Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series J Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series J Shares and on all other shares of Brookfield ranking prior to or on a parity with the Class AAA, Series J Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series J Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series J Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series J Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series J Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series J Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield unless and until Brookfield shall have failed to pay eight quarterly dividends on the Class AAA, Series J Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield properly applicable to the payment of dividends on Class AAA, Series J Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series J Shares will be entitled to receive notice of and to attend each meeting of Brookfield’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series J Share held.

Specific Provisions of the Class AAA Preference Shares, Series K

Dividends

The holders of the Class AAA Preference Shares, Series K (the “Class AAA, Series K Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield, in an amount equal to $1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series K Shares are not redeemable before December 31, 2012. On or after that date, subject to the terms of any shares of Brookfield ranking prior to the Class AAA, Series K Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and

Retirement and Issue of Shares’’, Brookfield may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series K Shares, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before December 31, 2013, of $25.67 if redeemed on or after December 31, 2013 but before December 31, 2014, at $25.33 if redeemed on or after December 31, 2014, but before December 31, 2015, and of $25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield).

Conversion at the Option of Brookfield

The Class AAA, Series K Shares are not convertible at the option of Brookfield prior to December 31, 2012. On or after this date, Brookfield may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series K Shares into that number of freely tradeable Common Shares determined (per Series K Preference Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series K Shares, the ‘‘Current Market Price’’). Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield described below, on and after December 31, 2016, each Series K Preference Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield will make cash payments.

Subject to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’ as applicable, Brookfield may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series K Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series K Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series K Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series K Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series K Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield may at any time purchase for cancellation the whole or any part of the Class AAA, Series K Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series K Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield), before any amount is paid or any assets of Brookfield are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series K Shares. The holders of the Class AAA, Series K Shares will not be entitled to share in any further distribution of the assets of Brookfield.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series K Shares are outstanding, Brookfield will not, without the approval of the holders of the Class AAA, Series K Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield ranking as to capital and dividends junior to the Class AAA, Series K Shares) on shares of Brookfield ranking as to dividends junior to the Class AAA, Series K Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield ranking as to return of capital and dividends junior to the Class AAA, Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield ranking as to capital junior to the Class AAA, Series K Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series K Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series K Shares; or

(v)	issue any additional Class AAA, Series K Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series K Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series K Shares and on all other shares of Brookfield ranking prior to or on a parity with the Class AAA, Series K Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series K Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series K Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series K Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series K Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series K Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield unless and until Brookfield shall have failed to pay eight quarterly dividends on the Class AAA, Series K Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield properly applicable to the payment of dividends on Series K Preferred Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series K Shares will be entitled to receive notice of and to attend each meeting of Brookfield’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series K Preference Share held.

Common Shares

Provisions of Common Shares

Dividends

The holders of the Common Shares are entitled to receive any dividends declared thereon by the board of directors of Brookfield.

Voting

The holders of the Common Shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes will be entitled to one vote for each Common Share held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders by way of return of capital, the holders of Common Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other shares ranking prior to the Common Shares, the remaining property of Brookfield.

RATINGS

We are currently rated by two agencies. The following table shows the ratings issued by the rating agencies noted therein as of December 31, 2004 and as of the date of this information statement were as follows:

Dominion Bond
	Standard & Poor’s (“S&P”)	Rating Service Inc. (“DBRS”)

Corporate rating	BBB	BBB(high)

Preferred shares	P-3(high)	Pfd-3(high)

S&P’s corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an entity rated “BBB” has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the entity to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

S&P’s Canadian preferred share ratings are on a rating scale that ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, a preferred share rated P-3 is less vulnerable in the near term than other lower-rated securities. However, it faces uncertainties and exposure to adverse business, financial or economic conditions, which could render the obligor unable to meet its financial commitments. The ratings from P-1 to P-5 may be modified by the addition of a (high), (mid) or (low) modifier to show relative standing within the major rating categories.

DBRS’ corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an entity rated “BBB” is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

DBRS’ preferred share ratings are on a rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a preferred share rated “Pfd-3” is of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adversities present which detract from debt protection. The ratings from Pfd-2 to Pfd-5 may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

Note Regarding Credit Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit ratings accorded to our outstanding securities by S&P and DBRS are not recommendations to purchase, hold or sell such securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P or DBRS in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Our common shares are listed on the New York and Toronto Stock Exchanges under the symbol “BPO.” The Class A Preferred Shares, Series A and B, and Class AA Preferred Shares, Series E are not listed on an exchange. The Class AAA Preferred Shares are listed on the Toronto Stock Exchange under the symbols “BPO.PR.F”, “BPO.PR.U”, “BPO.PR.H”, “BPO.PR.I”, “BPO.PR.J” and “BPO.PR.K”

The following table sets forth the reported high and low trading prices and trading volumes of our common shares as reported by the TSX1 and NYSE2 from January 2004:

	TSX			NYSE
	Price (C$)			Price (US$)
Month	High	Low	Volume	High	Low	Volume
January	39.25	35.90	1,796,888	29.62	27.87	1,783,500
February	40.65	38.55	1,695,379	30.55	28.88	1,423,100
March	42.05	40.05	2,543,699	31.84	30.00	2,428,300
April	41.40	38.00	1,741,921	31.54	27.73	3,301,100
May	40.83	37.25	1,412,080	29.95	26.80	3,904,500
June	40.97	37.59	885,247	29.86	27.75	2,353,200
July	41.55	37.55	919,309	30.96	28.57	2,872,000
August	41.65	39.10	906,116	31.63	30.00	2,692,700
September	42.10	40.54	1,094,342	32.86	31.54	2,282,900
October	42.50	40.09	701,718	33.97	31.99	2,930,900
November	43.99	40.54	827,836	36.77	33.15	2,177,300
December	47.40	42.70	1,005,303	38.33	36.12	2,305,800

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series F (BPO.PR.F) as reported by the TSX from January 2004:

	Price (C$)
Month	High	Low	Volume
January	27.00	26.26	1,059,202
February	27.40	26.60	812,284
March	27.97	26.52	85,107
April	27.35	24.75	215,131
May	26.20	25.35	85,860
June	26.25	25.35	42,421
July	26.40	25.85	81,268
August	26.98	26.12	86,254
September	27.25	26.04	136,356
October	27.25	26.17	533,404
November	27.45	26.43	381,712
December	27.98	27.00	1,025,702

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series G (BPO.PR.U) as reported by the TSX from January 2004:

	Price ($)
Month	High	Low	Volume
January	25.75	24.90	381,819
February	26.20	25.30	407,205
March	26.50	25.65	51,205
April	26.15	24.85	313,243
May	25.90	24.95	192,870
June	26.00	25.05	95,875
July	25.75	25.16	94,630
August	26.60	25.30	61,453
September	26.24	25.72	65,201
October	26.15	25.56	112,112
November	26.05	25.71	144,545
December	26.95	25.20	514,326

[1]	Source, Bloomberg

[2]	Source, NYSEnet

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series H (BPO.PR.H) as reported by the TSX from January 2004:

	Price (C$)
Month	High	Low	Volume
January	25.94	25.26	223,631
February	26.05	25.50	1,075,517
March	26.50	25.75	983,665
April	26.35	24.80	391,685
May	25.20	24.50	241,748
June	25.10	24.70	121,437
July	26.10	25.00	119,920
August	25.90	25.25	141,355
September	26.40	25.44	1,426,428
October	25.95	25.35	235,722
November	26.75	25.50	322,850
December	26.99	26.00	477,905

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series I (BPO.PR.I) as reported by the TSX from January 2004:

	Price (C$)
Month	High	Low	Volume
January	25.95	25.05	1,739,810
February	26.30	25.50	1,405,916
March	26.60	25.90	1,481,328
April	26.30	25.00	356,249
May	25.59	24.70	160,769
June	25.95	24.71	154,480
July	25.93	25.30	96,525
August	26.30	25.12	120,792
September	26.15	25.35	456,559
October	26.00	25.10	268,258
November	26.25	25.50	725,721
December	27.00	25.85	929,395

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series J (BPO.PR.J) as reported by the TSX from the date of listing on April 30, 2004:

	Price (C$)
Month	High	Low	Volume
April	24.40	23.50	120,300
May	24.20	22.25	502,861
June	23.98	22.91	402,364
July	24.23	23.40	277,470
August	24.75	24.11	326,280
September	24.90	24.00	1,007,336
October	24.50	23.51	267,112
November	24.60	23.88	725,013
December	25.20	24.55	1,358,247

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series K (BPO.PR.K) as reported by the TSX from the date of listing on October 22, 2004:

	Price (C$)
Month	High	Low	Volume
October	24.40	23.76	263,425
November	24.70	24.10	1,206,179
December	25.50	24.58	1,478,070

DIRECTORS AND OFFICERS

The names, principal occupations and municipalities of residence of our directors and officers, as well as the year each director first became a director are set out below. Each director is appointed to serve until the next annual meeting or until his successor is elected or appointed.

Directors

	Year first
	became a
Name, municipality of residence	director	Principal Occupation and Five-year Occupation History
GORDON E. ARNELL London, England	1989	Mr. Arnell has been Chairman of Brookfield and its board of directors of Brookfield since 1995.

WILLIAM T. CAHILL (1) Ridgefield, Connecticut	2000	Mr. Cahill has been a Senior Credit Officer, Citibank Community Development since 2002. He has held various positions including Managing Director at Citicorp Real Estate, Inc.; OREO 1996-2002.

RICHARD B. CLARK New York, New York	2002	Mr. Clark has been President and Chief Executive Officer of Brookfield since 2002. He was President and CEO of Brookfield’s U.S. operations 2000-2002; held senior management positions in U.S. operations for Brookfield and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing.

JACK L. COCKWELL (2) Toronto, Ontario	1999	Mr. Cockwell has been Group Chairman of Brascan Corporation since 2003. Prior thereto he was Co-Chairman, Brascan Corporation from 2002 and President and Chief Executive Officer of Brascan Corporation from 1995-2002.

J. BRUCE FLATT Toronto, Ontario	1996	Mr. Flatt is President and Chief Executive Officer of Brascan Corporation since 2002. He was previously President and CEO of Brookfield from 2000 and President and Chief Operating Officer of Brookfield from 1995-2000.

LANCE LIEBMAN (2)(3) New York, New York	2003	Professor Liebman has been a Professor of Law at Columbia University since 1991 and Director of the American Law Institute since 1999.

PAUL D. MCFARLANE (1)(2) Mississauga, Ontario	1998	Mr. McFarlane is a corporate director. He retired from CIBC in December 2002 after more than 40 years of service in numerous branch, regional and head office positions, most recently as Senior Vice President, Special Loans, from 1994 until retirement.

ALLAN S. OLSON (1)(3) Spruce Grove, Alberta	1995	Mr. Olson has been President and CEO of First Industries Corporation, an investment and management company, since 1991.

SAM POLLOCK, O.C. (3) Toronto, Ontario	1978	Mr. Pollock is President of 96345 Canada Inc., a Canadian investment company. He was Chairman of the Toronto Blue Jays from 1995-2000.

WILLIAM C. WHEATON, PH.D. Hamilton, Massachusetts	2004	Professor Wheaton has been a Professor in MIT’s Department of Economics since 1972, is the current director of the MIT Center for Real Estate and is is principal and co-founder of Torto Wheaton Research, a Boston real estate consulting company.

JOHN E. ZUCCOTTI New York, New York	1998	Mr. Zuccotti has been Co-Chairman of Brookfield and its board of directors of Brookfield since 2002, Chairman of the board of directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges since 1998. Mr. Zuccotti was Deputy Chairman of Brookfield from 1999-2002.

(1)	Member of the Audit Committee

(2)	Member of the Human Resources and Compensation Committee

(3)	Member of the Governance and Nominating Committee

Officers

See above for descriptions of Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, President and Chief Executive Officer.

Name, municipality
of residence	Position Held	Five-year Occupation History
DENNIS H. FRIEDRICH New York, New York	President and Chief Operating Officer, U.S. Commercial Operations	Mr. Friedrich has held his present principal occupation since 2003, prior to which he was Executive Vice President and Chief Operating Officer of Brookfield’s New York-based affiliate, Brookfield Financial Properties, since 2002, prior thereto he was Senior Vice President of Strategic Initiatives from 2000, and prior to 2000 he was with Jones Lang LaSalle, a real estate services firm.

THOMAS F. FARLEY Calgary, Alberta	President and Chief Operating Officer, Canadian Commercial Operations	Mr. Farley has held his present principal occupation since 2002, prior to which he was Executive Vice President and Chief Operating Officer of Brookfield’s Canadian commercial operations following four years as Senior Vice President, Western Canada and six years in various senior management positions at Brookfield and its affiliates.

LAWRENCE F. GRAHAM New York, New York	Executive Vice President, Development	Mr. Graham has been Executive Vice President, Development of Brookfield since 2004. Prior thereto, he held senior management positions in U.S. operations for Brookfield and its predecessor companies including Executive Vice President, Development and Senior Vice President, Operations and Development.

KATHLEEN G. KANE New York, New York	Senior Vice President and General Counsel Secretary	Ms. Kane has held her present principal occupation since 2003, prior to which she was Senior Vice President and General Counsel of Brookfield’s New York-based affiliate, Brookfield Financial Properties, and prior to 1997, she was with the law firm of Cahill Gordon & Reindel.

FREDERICK T. KELLY New York, New York	Senior Vice President and Chief Investment Officer	Mr. Kelly has held his present principal occupation since 2003, prior to which he spent five years at Merrill Lynch as a Director within the U.S. Structured Finance and Origination Group, prior to which he was a Vice President at The Chase Manhattan Bank and its predecessor organizations for nine years.

CRAIG J. LAURIE New York, New York	Senior Vice President and Chief Financial Officer	Mr. Laurie has held his present principal occupation since 2003, prior to which he was Senior Vice President, Finance for Brascan Corporation and Senior Vice President and Chief Financial Officer for Brascan Power Corporation. Prior to that, he spent three years in various senior management positions at Brascan and its affiliates. Prior to 1997, he was with Deloitte & Touche, LLP.

MELISSA J. COLEY New York, New York	Vice President, Investor Relations and Communications	Ms. Coley has held her present principal occupation since 2002, prior to which she was Vice President, Artistic Director of Arts and Events/Marketing since 1999, prior to which she was Manager, World Financial Center Arts and Events since 1986.

P. KEITH HYDE Toronto, Ontario	Vice President, Taxation	Mr. Hyde has held his principal occupation since 1988.

MICHAEL P. SULLIVAN New York, New York	Vice President, Risk Management	Mr. Sullivan has held his principal occupation since 2004, prior to which he was Vice President, Casualty Underwriting at Alea North America and prior to 2000 he held various positions with American Re Corporation.

STEPHANIE A. SCHEMBARI New York, New York	Vice President, Human Resources	Ms. Schembari has held her present principal occupation since 2005, prior to which she was Vice President, Human Resources for Bovis Lend Lease. Prior to that, she held the position of Managing director of Human Resources at Insignia Financial Group, Inc.

T. NGA TRINH New York, New York	Vice President and Controller	Ms. Trinh has held her present principal occupation since 2002, prior to which she was Vice President, Financial Management for Brookfield’s Canadian operations and prior to 2000, she was with the Taxation Services Group of Deloitte & Touche LLP.

GORDON E. WIDDES Toronto, Ontario	Vice President, Information Technologies	Mr. Widdes has held his present principal occupation since 2002, prior to which he was Vice President, Information Systems for Brookfield’s Canadian operations, and prior to 1998, he was with Spar Aerospace and Unicorp.

BRETT M. FOX New York, New York	Assistant Secretary	Mr. Fox has held his present principal occupation since 2003, prior to which he was Vice President and Associate Counsel of Brookfield’s New York-based affiliate, Brookfield Financial Properties, and prior to 2002, he was with the law firm of Cahill Gordon & Reindel.

Share Ownership

As of March 15, 2005, the directors and executive officers of Brookfield own, directly or indirectly, or exercise control or direction over approximately 0.6 million common shares, representing 0.4% of the outstanding voting shares (see the information on page 2 of the Management Proxy Circular under the heading “Principal Holders of Brookfield’s Voting Shares” which is incorporated by reference herein).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Messrs. John Zuccotti, Co-Chairman, and Richard Clark, President and Chief Executive Officer, and each a director of Brookfield, were officers of O&Y (U.S.) Development Company, L.P. (“O&Y”) and several of its subsidiaries and affiliates at the time O&Y filed for bankruptcy protection. Pursuant to the Third Amended Joint Plan of Reorganization of Olympia & York Realty Corp., et al dated November 21, 1996, which plan was consummated, certain assets and liabilities of O&Y were transferred to Brookfield Financial Properties, L.P. (formerly known as World Financial Properties, L.P.).

LEGAL PROCEEDINGS

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance that any particular claim will be resolved in our favor, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us, taken as a whole.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of March 21, 2005, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of Brookfield after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of Brookfield carrying more than 10% of the voting rights attached to any class of voting securities of Brookfield outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of Brookfield or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of Brookfield or its affiliates.

At December 31, 2004, Brookfield had approximately $114 million of unsecured indebtedness and $102 of secured indebtedness outstanding to Brascan Corporation and its affiliates. During 2004, borrowings in the normal course from these related parties repayments totaled $346 million.

In March 2004, we exercised an option granted in our favor in March 1997 to purchase certain lands which form part of BCE Place in Toronto from Brascan Corporation for aggregate consideration of approximately C$105 million. The purchase price consideration was paid in part through the issuance to Brascan Corporation of preferred shares in one of Brookfield’s subsidiaries.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of Brookfield. Deloitte & Touche are Chartered Accountants, having an address at Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1. Deloitte & Touche has advised that it holds none of Brookfield’s outstanding securities.

The transfer agent and registrar for Brookfield’s Preference Shares and Common Shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. The transfer agent and registrar for Brookfield’s Common Shares in the United States is Mellon Investor Services LLC at its principal office in Mellon Investor Services, LLC, 85 Challenger Road Ridgefield Park, NJ 07087.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations and review of related operations prior to their approval by the full board of directors.

The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors. A copy of the charter is attached hereto as Appendix C.

The Audit Committee is comprised of three directors, all of whom are independent directors: Messrs. Allan Olson (Chairman), William Cahill and Paul McFarlane. In addition to being independent directors as described above, all members of Brookfield’s Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and National Instrument 51-110, in that their director’s fees are the only compensation they, or their firms, receive from Brookfield and that they are not affiliated with Brookfield. Each member of the audit committee is financially literate and Mr. Allan Olson is considered to be an “audit committee financial expert” within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

Relevant Education and Experience

Mr. Olson acquired significant financial experience and exposure to accounting and financial issues while serving in senior management positions, as a director and as a member of the audit committees of several public and private companies. Mr. Olson holds a Bachelor of Science degree in engineering from the University of Alberta and a Master of Business Administration degree from the University of Western Ontario.

Mr. Cahill acquired significant financial experience and exposure to accounting and financial issues in his capacities during his 20 years in real estate finance and asset and risk management, including as a senior credit officer at Citibank, N.A. Mr. Cahill holds a Bachelor of Arts degree in Urban Studies from Saint Peters College.

Mr. McFarlane acquired significant financial experience and exposure to accounting and financial issues during his 43 year career in banking at Canadian Imperial Bank of Commerce. During the 16 years prior to his retirement in 2002, Mr. McFarlane was a senior credit officer at the vice president and senior vice president levels with global responsibility for large corporate and commercial credits.

Pre-Approval Policies and Procedures

In February 2004, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by our external auditors, including the use of our external auditors for financial information system design and implementation assignments.

External Auditor Service Fees (By Category)

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are our principal external auditors. Deloitte & Touche and its predecessors have served as external auditors of Brookfield since 1978. From time to time, Deloitte & Touche also provides us with consulting and other non-audit services.

The following table sets forth further information on the fees billed by Deloitte & Touche to Brookfield for the fiscal years ended December 31, 2004 and 2003:

Service Performed	2004	2003

Audit and Audit-related services
Consolidated, subsidiary and property level financial statements(1)	$1,020,000	$1,087,000
Quarterly reviews(2)	140,000	—
Prospectuses	97,000	116,600
S-OX 404 Readiness	20,000	—
Other	10,000	9,500
Tax
Tax compliance	240,000	275,000
Advisory	70,000	65,000

Total fees	$1,597,000	$1,553,100

Notes:

(1)	Included in the 2004 and 2003 audit fees are $80,000 and $85,000, respectively, relating to the audits of BPO Properties Ltd., which is listed on the Toronto Stock Exchange.

(2)	Included in the 2004 quarterly review fees is $45,000 relating to the review of BPO Properties Ltd.

Audit fees include fees that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are paid for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: audits required by lenders, joint venture agreements, tenants and employee benefit plan requirements, accounting consultations and audits in connection with potential transactions, internal control reviews and consultation concerning financial accounting and reporting standards.

The Audit Committee of the board of directors has received representations from Deloitte & Touche regarding their independence and has considered the relations described above in arriving at its determination that Deloitte & Touche are independent of Brookfield.

ADDITIONAL INFORMATION

Additional information relating to directors’ and executive officers’ remuneration and indebtedness, the principal holders of our securities, securities authorized for issuance under equity compensation plans and interests of management and others in material transactions, is set out in pages 2 through 22 of our Management Proxy Circular dated March 15, 2005. Additional financial information is also provided in the consolidated financial statements for the year ended December 31, 2004 in our Annual Report for the year ended December 31, 2004. Our 2004 Annual Report also contains, in pages 13 through 36, the Management’s Discussion and Analysis of our financial condition and results of operations for the year ended December 31, 2004, which is incorporated herein by reference.

You may access other information about us, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on Brookfield’s Web site at www.brookfieldproperties.com.

APPENDIX A – SUBSIDIARIES

          As of March 21, 2005, Brookfield beneficially owned, directly or indirectly, the percentage interest of the voting and non-voting securities of the subsidiaries listed below. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Brookfield, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Brookfield at March 21, 2005, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

	Percentage	Property (including Percentage Interest if less than 100%)
Subsidiary	Interest	/Line of Business

Brookfield Properties Ltd.	100%	Property Management, BCE Place, Bay-Wellington Tower, Toronto and TD Canada Trust Tower, Toronto (50%)
BCE Place (Wellington) Limited	100%	Head Lease, BCE Place, Bay-Wellington Tower, Toronto
Galleria Concourse Operations Inc	75%	Head Lease, BCE Place, Retail and Parking, Toronto
CT Tower Investments Inc.	50%	Head Lease, BCE Place, TD Canada Trust Tower, Toronto
Brookfield Properties (US) Inc.	100%	Holding Company
Brookfield Commercial Properties Inc.	100%	Holding Company
Brookfield Properties (US) LLC	100%	Property Management
Brookfield Republic Plaza LLC	100%	Republic Plaza, Denver
Brookfield Denver Inc.	100%	World Trade Center, Denver
Brookfield CSBB Inc.	100%	Colorado State Bank Building, Denver (50%)
MCC Mortgage L.P.	98%	33 South 6th Street Minneapolis City Center, Minneapolis
Brookfield Market Inc.	100%	Gaviidae Common Phase I, Minneapolis
DB Holdings, Inc./Brookfield DB Inc.	100%	Dain Rauscher Plaza, Minneapolis Gaviidae Common Phase II, Minneapolis
Brookfield Financial Properties, L.P.	99.4%	Property Management and Holding Company
WFP Tower A Co. L.P.	99.4%	One World Financial Center, New York
WFP Tower B Co. L.P.	99.4%	Two World Financial Center, New York
BFP Tower C Co. LLC	99.4%	Three World Financial Center, New York (51%)
WFP Tower D Co. L.P.	50.7%	Four World Financial Center, New York
BFP One Liberty Plaza Co. LLC	99.4%	One Liberty Plaza, New York
BFP245 Park Co. LLC	50.7%	245 Park Avenue, New York
BFP300 Madison II LLC	99.4%	300 Madison Avenue, New York
WFP53 State Street Limited Partnership	50.7%	53 State Street, Boston
WFP75 State Street Co. L.P.	50.7%	75 State Street, Boston
BFP1625 Eye Co. LLC	99.4%	1625 Eye Street, Washington, D.C.
BFP701 9th Co. LLC	99.4%	701 9th Street, Washington, D.C.
BFP Potomac Tower Co. LLC	99.4%	Potomac Tower, Arlington, Virginia
West 31st Inc.	100%	Penn Station Site
BPO Properties Ltd.	89%	Holding Company
70 York Street Limited	89%	HSBC Building, Toronto
Gentra Canada Investments Inc.	89%	20-22 Front Street West, Toronto
Exchange Tower Limited	89%	335 & 347 Bay Street, Toronto (50%) Bay-Adelaide Centre, Toronto (50%) Exchange Tower, Toronto (50%)
1452917 Ontario Limited/1262004 Ontario Limited	89%	Queen’s Quay Terminal, Toronto
1464255 Ontario Limited	89%	Hudson’s Bay Centre, Toronto (25%)
1523605 Ontario Limited	89%	105 Adelaide Street West, Toronto
2012769 Ontario Limited	89%
The Atrium On Bay Inc.	44.5%	Atrium On Bay, Toronto (50%)
Bay Street Canada Holdings Company	45.4%
Brookfield Properties (Vancouver) Ltd./3744469 Canada Ltd./3843863 Canada Ltd.	89%	Royal Centre, Vancouver
Brookfield Properties (Bankers Hall) Ltd.	89%	Bankers Hall, Calgary (50%)
Brookfield Properties (RBB) Ltd.	89%	Royal Bank Building, Calgary (50%)
PCC Properties (Calgary) Ltd.	89%	Petro-Canada Centre, Calgary (50%)
Fifth Avenue Place (Calgary) Ltd.	89%	Fifth Avenue Place, Calgary (50%)
Brookfield FMS Ltd.	100%	Holding Company
Brookfield Lepage Johnson Controls Facility Management Services Limited Partnership	40%	Facilities Management
Brookfield Homes Holdings Ltd	100%	Holding Company
Carma Corporation	100%	Land Development and Housing Company
Brookfield Homes (Ontario) Limited	100%	Land Development and Housing Company
Brookfield Residential Services Ltd.	100%	Condominium Management

APPENDIX B –COMMERCIAL PROPERTIES BY REGION

						Effective	Brookfield’s
	Number of			Retail /	Leasable	Ownership	Effective
As at December 31, 2004	Properties	Leased	Office	Other	Area	Interest	Interest

		%	000’s sq.ft.	000’s sq.ft.	000’s sq.ft.	%	000’s sq.ft.
NEW YORK
World Financial Center
One	1	99.8%	1,520	108	1,628	100%	1,628
Two	1	100.0%	2,455	36	2,491	100%	2,491
Four	1	100.0%	1,711	89	1,800	51%	917
Retail		65.0%	—	295	295	100%	295
One Liberty Plaza	1	95.7%	2,194	20	2,214	100%	2,214
300 Madison Avenue	1	99.1%	1,089	5	1,094	100%	1,094
245 Park Avenue	1	98.4%	1,630	62	1,692	51%	863
Developments
Three World Financial Center	1	—	1,200	—	1,200	100%	1,200
401 West 31st Street	1	—	2,500	—	2,500	100%	2,500
Other	1	100.0%	—	7	7	50%	4

	9	98.2%	14,299	622	14,921		13,206
BOSTON
53 State Street	1	95.2%	1,091	70	1,161	51%	592
75 State Street	1	99.0%	742	260	1,002	51%	511

	2	96.8%	1,833	330	2,163		1,103
WASHINGTON
1625 Eye Street, N.W.	1	82.6%	374	197	571	100%	571
701 9th Street, N.W.	1	100.0%	340	207	547	100%	547
Potomac Tower	1	100.0%	236	203	439	100%	439

	3	93.2%	950	607	1,557		1,557
TORONTO
BCE Place
TD Canada Trust Tower	1	99.5%	1,126	17	1,143	50%	572
Bay Wellington Tower	1	95.7%	1,297	42	1,339	100%	1,339
Retail, parking and office	2	99.6%	137	809	946	75%	705
Exchange Tower Block	2	98.3%	1,136	257	1,393	58%	812
HSBC Building	1	100.0%	188	37	225	100%	225
Queen’s Quay Terminal	1	89.2%	428	75	503	100%	503
Atrium on Bay	1	87.7%	914	327	1,241	50%	621
Developments
Bay-Adelaide Centre	1	—	1,800	—	1,800	50%	900
Hudson’s Bay Centre	1	—	535	557	1,092	25%	273
BCE Place III	1	—	800	—	800	65%	520

	12	95.3%	8,361	2,121	10,482		6,470
CALGARY
Bankers Hall	4	98.1%	1,948	1,250	3,198	50%	1,599
Fifth Avenue Place	2	99.5%	1,428	253	1,681	50%	841
Petro-Canada Centre	2	97.9%	1,707	245	1,952	50%	976

	8	98.4%	5,083	1,748	6,831		3,416
DENVER
Republic Plaza
Office	1	82.3%	1,247	—	1,247	100%	1,247
Development and other	1	—	400	548	948	100%	948
Trade Center	2	87.4%	767	43	810	100%	810
Colorado State Bank Building	1	91.4%	412	—	412	50%	206

	5	85.4%	2,826	591	3,417		3,211
MINNEAPOLIS
33 South Sixth Street	2	83.5%	1,082	695	1,777	100%	1,777
Dain Plaza	2	89.0%	593	638	1,231	100%	1,231

	4	85.8%	1,675	1,333	3,008		3,008
OTHER
Royal Centre, Vancouver	1	89.8%	493	360	853	100%	853
Other	2	96.2%	2,570	4	2,574	100%	2,574

	3	90.5%	3,063	364	3,427		3,427

Total portfolio	46	95.2%	38,090	7,716	45,806		35,398
Less: other shareholders’ interests							(1,125)

Brookfield’s net effective ownership interest							34,273

APPENDIX C – AUDIT COMMITTEE CHARTER

A committee of the board of directors of Brookfield to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

Membership and Chairperson

Following each annual meeting of shareholders, the board of directors of Brookfield (the “Board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of Brookfield or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment, and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

Responsibilities

The Committee shall:

(a)	require the auditor to report directly to the Committee;

(b)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

(c)	where appropriate, recommend to the Board that the shareholders terminate the auditor;

(d)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(f)	at least annually, obtain and review a report by the auditor describing:

•	the auditor’s internal quality-control procedures; and

•	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(g)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with Brookfield; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(h)	review and evaluate the lead partner of the auditor;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

(j)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of Brookfield;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

•	all critical accounting policies and practices to be used by Brookfield;

•	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934.

(k)	pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this ability to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

(l)	resolve any disagreements between management and the auditor regarding financial reporting;

(m)	review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management’s discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statement; and

(v)	all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);

(n)	discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on Brookfield’s financial statements;

(p)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of Brookfield’s internal control over financial reporting which are reasonably likely to adversely affect Brookfield’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(q)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(r)	review the adequacy of the internal controls that have been adopted by Brookfield to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(s)	meet privately with the person responsible for Brookfield’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(t)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of Brookfield’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

(u)	review the controls and procedures that have been adopted to confirm that material information about Brookfield and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

(v)	review periodically, Brookfield’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(w)	review periodically, the status of taxation matters of Brookfield;

(x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

(y)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of Brookfield; and

(z)	consider other matters of a financial nature as directed by the Board.

Reporting

  The Committee will regularly report to the Board on:

•	the auditor’s independence;

•	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function department;

•	the adequacy of Brookfield’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of Brookfield and any reconciliation of Brookfield’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•	its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

•	Brookfield’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

Complaints Procedure

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by Brookfield regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of Brookfield regarding such matters.

Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on Brookfield’s web site and the annual report of Brookfield will state that this Charter is available on the web site or is available in print to any shareholder who requests a copy.

Assessment

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

Access To Outside Advisors And Senior Management

The Committee may retain any outside advisor including legal counsel, at the expense of Brookfield, without the Board’s approval at any time and has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

Meetings

Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of Brookfield or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Canada) and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to the auditor, each Member, and to the Chairman of the Board and the Chief Executive Officer of Brookfield. Notice of meeting may be given verbally or by letter, by facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

Definitions

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with Brookfield, either directly or as a partner, shareholder or officer of an organization that has a relationship with Brookfield. In addition, a director who:

(i)	is an employee, or whose immediate family member is an executive officer of Brookfield is not independent until three years after the end of such employment relationship;

(ii)	is receiving, or whose immediate family member receives, more than US$50,000 per year in direct compensation from Brookfield, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) is not independent until three years after he or she ceases to receive more than US$50,000 per year in compensation;

(iii)	is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by a present or former internal or external auditor of Brookfield is not independent until three years after the end of the affiliation or employment of the auditing relationship;

(iv)	is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of Brookfield serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and

(v)	is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which Brookfield accounts for at least 2% or US$1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold.

For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of Brookfield.

Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:

(a)	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from Brookfield or any of its subsidiaries, other than director and committee fees, and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of Brookfield or any of its subsidiaries (within the meaning of applicable rules and regulations).

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Brookfield’s financial statements.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Brookfield’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

acquired through any one or more of the following:

(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.